Filed pursuant to Rule 424(b)(3)
Registration No. 333-138102
PROSPECTUS
1,045,415 Shares

FELCOR LODGING TRUST INCORPORATED Common Stock (Par Value $0.01 Per Share)

To Be Offered By Several Holders of the Common Stock of
FelCor Lodging Trust Incorporated

     This prospectus relates to the public offering, which is not being underwritten, of 1,045,415 shares of our common stock, which includes 845,965 shares of our common stock that may be issued upon the redemption of units of limited partnership interest in FelCor Lodging Limited Partnership, or FelCor LP, held by the selling stockholders. In accordance with the agreement of limited partnership of FelCor LP, as amended, we, as the sole general partner of FelCor LP, are obligated, subject to certain conditions, to redeem the units of limited partnership interest in FelCor LP, at the option of those selling stockholders holding units of limited partnership interest in FelCor LP, for a like number of shares of our common stock or, at our option, for cash or a combination of cash and shares of our common stock. The units of limited partnership interest in FelCor LP were originally issued by FelCor LP in connection with a contribution to FelCor LP of assets by the selling stockholders. The distribution of the shares of common stock by the selling stockholders is not subject to any underwriting agreement. We will receive none of the proceeds from the sale of the shares offered by this prospectus. All expenses of registration incurred in connection with this public offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholder.
     The shares of common stock may be sold by the selling stockholders from time to time on The New York Stock Exchange, or NYSE, or any other national securities exchange or automated inter-dealer quotation system on which shares of our common stock are then listed, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices.
     Our common stock is listed on the NYSE under the symbol “FCH.” The last reported price of our common stock on December 26, 2006, on the NYSE was $21.66 per share. To preserve our status as a real estate investment trust, or REIT, our charter limits the amount of common stock that may be owned by any single person or affiliated group to 9.9% of the outstanding shares and restricts the transferability of the shares under certain circumstances.
     Investing in shares of our common stock involves risks. See “Risk Factors” on page 5 of this prospectus for a discussion of certain factors you should consider before buying shares of our common stock being offered by this prospectus.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is December 27, 2006.

     This prospectus contains registered trademarks owned or licensed by companies other than us, including, but not limited to, Candlewood Suites®, Conrad®, Crowne Plaza®, Disneyland®, Doubletree®, Doubletree Guest Suites®, Embassy Suites Hotels®, Four Points® by Sheraton, Hampton Inn®, Harvey Suites®, Hilton®, Hilton Garden Inn®, Hilton Suites®, Holiday Inn®, Holiday Inn & Suites®, Holiday Inn Express®, Holiday Inn Express & Suites®, Holiday Inn Select®, Homewood Suites® by Hilton, InterContinental®, Priority Club®, Sheraton®, Sheraton Suites®, St. Regis®, Staybridge Suites®, The Luxury Collection®, W®, Walt Disney World®, Worlds of Fun®, and Westin®.

FORWARD-LOOKING STATEMENTS
          The information contained in this prospectus and the documents incorporated by reference in this prospectus includes forward-looking statements that involve a number of risks and uncertainties. Forward-looking statements can be identified by the use of forward-looking terminology, such as “believes,” “expects,” “anticipates,” “may,” “will,” “should,” “seeks” or other variations of these terms (including their use in the negative), or by discussions of strategies, plans or intentions. A number of factors could cause actual results to differ materially from those anticipated by these forward-looking statements. Among these factors are:
•	general economic and lodging industry conditions, including the anticipated continuation and magnitude of the current recovery in the economy, the realization of anticipated job growth, the impact of the United States’ military involvement in the Middle East and elsewhere, future acts of terrorism, and the impact on the travel industry of high fuel costs and increased security precautions;

•	our overall debt levels and our ability to obtain new financing and service debt;

•	our inability to retain earnings;

•	our liquidity and capital expenditures;

•	our growth strategy and acquisition activities;

•	our inability to sell the hotels held for sale at anticipated prices; and

•	competitive conditions in the lodging industry.
In addition, these forward-looking statements are necessarily dependent upon assumptions and estimates that may prove to be incorrect. Accordingly, while we believe that the plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. The information contained in this prospectus, including “Risk Factors,” and the other documents incorporated by reference in this prospectus identifies important factors that could cause these differences.
WHERE YOU CAN FIND MORE INFORMATION
          We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Our SEC filings are available to the public from the SEC’s web site at “www.sec.gov” and are also available from our web site at “www.felcor.com.” You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.
          We “incorporate by reference” into this prospectus the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file subsequently with the SEC will automatically update this prospectus. We have filed the following documents with the SEC that are incorporated by reference in this prospectus:
     (1) Annual Report on Form 10-K for the fiscal year ended December 31, 2005;
     (2) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006;
     (3) Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006;
     (4) Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006;
     (5) Current Report on Form 8-K filed January 31, 2006;
     (6) Current Report on Form 8-K filed February 7, 2006;
     (7) Current Report on Form 8-K filed February 8, 2006*;

     (8) Current Report on Form 8-K filed February 13, 2006;
     (9) Current Report on Form 8-K filed February 22, 2006;
     (10) Current Report on Form 8-K filed April 7, 2006;
     (11) Current Report on Form 8-K filed April 11, 2006*;
     (12) Current Report on Form 8-K filed May 10, 2006*;
     (13) Current Report on Form 8-K filed May 19, 2006;
     (14) Current Report on Form 8-K filed August 2, 2006;
     (15) Current Report on Form 8-K filed August 9, 2006*;
     (16) Current Report on Form 8-K filed October 6, 2006;
     (17) Current Report on Form 8-K filed October 23, 2006;
     (18) Current Report on Form 8-K filed November 1, 2006;
     (19) Current Report on Form 8-K filed November 7, 2006;
     (20) Current Report on Form 8-K filed November 13, 2006;
     (21) Current Report on Form 8-K filed November 16, 2006;
     (22) Current Report on Form 8-K filed November 17, 2006;
     (23) Current Report on Form 8-K filed December 5, 2006; and
     (24) all documents subsequently filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, prior to the termination of this offering.
          You may request a copy of these filings (other than an exhibit to a filing, unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to, or telephoning, us at the following address: FelCor Lodging Trust Incorporated, 545 East John Carpenter Freeway, Suite 1300, Irving, Texas 75062, Attention: Investor Relations, telephone (972) 444-4900, or by e-mail at information@felcor.com.

*	Portions of this report were furnished to the SEC under Item 2.02, Results of Operations and Financial Condition, and Item 7.01, Regulation FD Disclosure. Pursuant to General Instruction B(2) of Form 8-K, the portions of this report submitted under Items 2.02 and 7.01 are not deemed to be “filed” for purposes of Section 18 of the Exchange Act and are not subject to the liabilities of that section. Additionally, all exhibits to this report relating to Items 2.02 and 7.01 are deemed to be “furnished,” and not “filed,” under Item 9.01, Financial Statements and Exhibits, unless specifically stated otherwise. Furthermore, the information in this report, including the exhibits, shall not be deemed to be incorporated by reference into our filings under the Securities Act or the Exchange Act or into this prospectus regardless of any general incorporation language in such filings.

OUR COMPANY
     Unless the context otherwise indicates, the words “we,” “our,” “ours,” “us” and the “Company” refer to FelCor Lodging Trust Incorporated, or FelCor, FelCor Lodging Limited Partnership, or FelCor LP, and their respective subsidiaries, collectively.
General
     We are one of the nation’s largest lodging REITs, based on total assets and number of hotels owned, with ownership interests in 110 hotels at September 30, 2006, representing approximately 30,000 rooms and suites. All of our operations are conducted solely through FelCor LP or its subsidiaries. FelCor is the sole general partner of, and is the owner of a greater than 95% interest in, FelCor LP. As of September 30, 2006, we owned a 100% interest in 83 hotels, a 90% or greater interest in entities owning five hotels, a 75% interest in an entity owning one hotel, a 60% interest in an entity owning two hotels, and a 50% interest in separate unconsolidated entities owning 19 hotels. As a result of our ownership interests in the operating lessees of 105 of these hotels, we include their operating revenues and expenses in our consolidated statements of operations. As of September 30, 2006, the operations of 104 of these consolidated hotels were included in continuing operations and one hotel was designated as held for sale and included in discontinued operations. The operating revenues and expenses of the remaining five hotels are unconsolidated.
     As of September 30, 2006, our hotels were located in the United States (27 states) and Canada (two hotels), with concentrations in Texas (16 hotels), California (16 hotels), Florida (13 hotels) and Georgia (10 hotels). We owned the largest number of Embassy Suites Hotels and Doubletree Guest Suites in North America. Of these hotels, 22 have been designated as non-strategic and are being marketed for sale, including five hotels that were under contract for sale.
     Our principal and executive offices are located at 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas 75062 and our telephone number is (972) 444 4900, and our website is www.felcor.com.
The Properties
     The following table includes descriptive information about the 104 consolidated hotel properties included in continuing operations as of September 30, 2006:

Number of
Properties(1)
Hilton Brands:
Embassy Suites Hotels	54
Doubletree and Doubletree Guest Suites	7
Hilton and Hilton Suites	2
Hampton Inn	1
InterContinental Hotels Brands:
Holiday Inn-branded	26
Crowne Plaza	2
Starwood Brands:
Sheraton and Sheraton Suites	10
Westin	1
Other Brands	1

Total Hotels	104

(1)	Includes 22 hotels designated as non-strategic.

Business Strategy
     Our long-term strategic plan is to own a diversified portfolio of upscale, full service hotels flagged under leading brands and then increase shareholder value and return on invested capital by maximizing the use of our real estate and enhancing cash flow. We continually examine our portfolio to address issues of market supply and concentration of risk. In order to achieve our strategic objectives, we have identified four goals:
     Portfolio Repositioning. Under the management agreements entered into with IHG in 2001, which were subsequently amended in 2004, we were obligated to reinvest the net proceeds from the sale of IHG-managed hotels in other IHG-managed hotels or pay substantial liquidated damages to IHG. This made selling IHG-managed hotels impractical. In January 2006, those management agreements were modified to eliminate the liquidated damages provisions and any reinvestment requirement with respect to IHG-managed hotels previously sold or currently identified for sale and one hotel that will be re-flagged. We can now sell certain non-strategic hotels in secondary and tertiary markets and in markets where we have excess concentration, such as Texas and metropolitan Atlanta, without being subject to the restrictions that had been in the IHG management agreements.
     Amendments to the IHG management agreements enable us to sell our non-strategic hotels and use the proceeds, along with $100 million of excess cash, to reduce debt and embark on an internal growth program to complete a comprehensive renovation of our core hotel portfolio and invest in redevelopment opportunities. At September 30, 2006, we identified 22 hotels as non-strategic, which included 10 non-IHG managed hotels in slower growth markets with lower barriers to entry and that required capital investments not meeting our return criteria.
     We intend to sell substantially all of our non-strategic hotels in 2006 and 2007 and expect to receive aggregate gross proceeds of between $690 million and $715 million. In the nine months ended September 30, 2006, we sold 20 non-strategic hotels for aggregate gross proceeds of approximately $340.5 million. We anticipate that aggregate gross proceeds from the sale of the remaining 22 non-strategic hotels will be approximately $350 million to $375 million. At September 30, 2006, 5 of the 22 remaining non-strategic hotels were under contract to be sold.
     Debt Reduction. As part of the repositioning strategy, we plan to reduce our debt by $400 million in the aggregate using proceeds from non-strategic hotel sales and excess cash on hand. From September 30, 2005 to September 30, 2006, we reduced our debt by approximately $300 million. On October 31, 2006, we sold $215 million of senior secured floating rate notes. These notes bear interest at LIBOR plus 1.875 percent and mature in 2011. In November 2006, we finalized a $250 million mortgage facility at LIBOR plus 0.93 percent.
     Proceeds from these two financings along with cash from hotel sales have been or will be used to (i) redeem our $290 million LIBOR plus 4.25 percent senior floating rate notes due 2011 and $125 million 7.625 percent senior notes due 2007 pursuant to cash tender offers and calls for redemption; and (ii) repay $129 million of existing mortgage indebtedness. For the twelve months ended September 30, 2006, our consolidated debt to EBITDA ratio was approximately 5x, as compared to more than 8x for the twelve months ended December 31, 2003, and we believe this ratio will continue to be lowered as we continue to reduce our debt. In addition, we will continue to look for additional opportunities to reduce our cost of debt and increase our flexibility on an economically sound basis.
     Internal Growth. Our internal growth is driven by the following factors:
•	Comprehensive Renovation of our Portfolio of Core Hotels. We have implemented a long-term capital plan for each core hotel to enhance our portfolio’s competitive position. We plan to spend greater than $400 million in capital in total from 2006 to 2008, of which approximately $175 million will be spent during 2006, approximately $200 million will be spent during 2007 and the remainder will be spent during 2008. Between January 1 and September 30, 2006, we spent $125 million in capital expenditures for these purposes.

•	Redevelopment Opportunities. We have identified opportunities at 15 core hotels to add significant value through the maximization of our real estate (e.g., adding meeting space, guest rooms and/or spas, utilizing excess land at beach-front properties for condominium developments and re-branding opportunities) and added earnings growth. We plan to use approximately $150 million of the proceeds from selling non-strategic hotels to fund redevelopment projects.

•	Modified Asset Management Approach. We seek to improve the competitive position of our core hotels through aggressive asset management and strong relationships with our brand-owner managers. During 2006, we completed changes to our asset management approach. While REIT requirements prohibit us from directly managing our hotels, we are taking a more proactive approach to asset management. Through the selling of non-strategic hotels and the hiring of additional asset managers, our asset managers have more time to dedicate to each hotel. In addition, we are taking a more active role in working closely with our brand-owner managers to actively monitor and review hotel operations. We strongly urge our brand-owner managers to implement best practices in expense and revenue management at our hotels, and we strive to influence brand strategy on marketing and revenue enhancement programs. See “— Strategic Relationships.”
     External Growth. We regularly consider hotel acquisitions that will improve the overall quality of our portfolio, further diversify our portfolio by market and customer type, and/or improve future EBITDA growth. However, we take a disciplined approach to any acquisitions, which must meet strict criteria, including minimum rates of return. Moreover, we believe our reduced debt levels will ensure that we will have sufficient borrowing capacity to fund acquisitions when opportunities arise.
Strategic Relationships
     We benefit from our brand-owner and manager alliances with Hilton Hotels Corporation (Embassy Suites Hotels, Hilton and Doubletree), InterContinental Hotels Group PLC (Holiday Inn) and Starwood Hotels & Resorts Worldwide, Inc. (Sheraton and Westin). These relationships enable us to work effectively with our managers to maximize Hotel EBITDA margins and operating cash flow from our hotels.
•	Hilton Hotels Corporation (www.hiltonworldwide.com), or Hilton, is recognized internationally as a preeminent hospitality company. Hilton develops, owns, manages or franchises approximately 2,900 hotels, resorts, and vacation ownership properties. Its portfolio includes many of the world’s best known and most highly regarded hotel brands, including Hilton, Hilton Garden Inn, Doubletree, Embassy Suites Hotels, Conrad, Hampton Inn and Homewood Suites by Hilton, among others. Subsidiaries of Hilton managed 62 of our hotels at September 30, 2006. Hilton is a 50% partner in joint ventures with us in the ownership of 12 hotels and the management of residential condominiums, and is the holder of a 10% equity interest in certain of our consolidated subsidiaries that own six hotels.

•	InterContinental Hotels Group PLC (www.ichotelsgroup.com) of the United Kingdom, or IHG, is the largest hotel company by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, more than 3,650 hotels with 540,000 guest rooms in nearly 100 countries and territories around the world. IHG owns a portfolio of well recognized and respected hotel brands, including InterContinental Hotels and Resorts, Crowne Plaza Hotels and Resorts, Holiday Inn, Holiday Inn Express, Staybridge Suites, and Candlewood Suites and also manages the world’s largest hotel loyalty program, Priority Club Rewards, with more than 27 million members worldwide. Building on more than 50 years of innovation, IHG has contributed to a wide-range of industry “firsts.” Among these innovations, IHG was the first hotel company to recognize and reward customer loyalty through a customer frequency program, Priority Club Rewards, and the first hotel company to receive reservations via the Internet. Subsidiaries of IHG managed 29 of our hotels at September 30, 2006.

•	Starwood Hotels & Resorts Worldwide, Inc. (www.starwood.com), or Starwood, is one of the leading hotel and leisure companies in the world, with approximately 845 properties with 258,000 rooms in approximately 100 countries. With internationally renowned brands, Starwood is a fully integrated owner, operator and franchisor of hotels and resorts including: St. Regis, The Luxury Collection, Sheraton, Westin, Four Points by Sheraton and W brands. Subsidiaries of Starwood managed 11 of our hotels at September 30, 2006. Starwood is a 40% joint venture partner with us in the ownership of two hotels and a 50% joint venture partner with us in the ownership of one hotel.

RISK FACTORS
     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not presently know or that we currently deem immaterial may also impair our business operations. If any of the risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common stock may decline.
Future terrorist activities and United States military involvement in the Middle East and elsewhere may result in reduced business and leisure travel, which would reduce our revenues.
     The terrorist attacks of September 11, 2001, caused a significant disruption in travel-related businesses in the United States. Consistent with the rest of the lodging industry, we experienced substantial declines in occupancy and ADR due to a decline in both business and leisure travel in 2001 and the continued decline in business travel in 2002 and 2003. While the lodging industry experienced the beginnings of a recovery in 2004 and strong growth in 2005, another act of terrorism in the United States, protracted or expanded United States military involvement in the War on Terrorism, heightened “Threat Levels,” contractions in the airline industry, or increased security precautions making air travel more difficult could result in decreases in travel and our revenues. The factors described above, as well as other political or economic events, may adversely affect the lodging industry, including us, as a result of reduced public travel.
Our financial leverage is high.
     At September 30, 2006, our consolidated debt of $1.4 billion represented 45% of our total market capitalization. The decline in our revenues and cash flow from operations during 2001, 2002 and 2003, adversely affected our public debt ratings and may limit our access to additional debt capital. Historically, we have incurred debt for acquisitions and to fund our renovation, redevelopment and rebranding programs. Limitations upon our access to debt financing could adversely affect our ability to fund such activities and programs in the future.
     We had increases in our revenue per available room, or RevPAR, in 2004, 2005 and for the nine months ended September 30, 2006, but if RevPAR worsens, it could result in an adverse impact on our results of operations and reduce our ability to continue to pay dividends and service our debt.
     Our financial leverage could have important consequences. For example, it could:
•	limit our ability to obtain additional financing for working capital, renovation, redevelopment and rebranding plans, acquisitions, debt service requirements and other purposes;

•	require us to agree to additional restrictions and limitations on our business operations and capital structure to obtain additional or continued financing;

•	increase our vulnerability to adverse economic and industry conditions, as well as to fluctuations in interest rates;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, the payment of dividends or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	place us at a competitive disadvantage, compared to our competitors that have less debt.

Our debt agreements currently allow us to incur additional debt, which, if incurred, could exacerbate the other risks described in this prospectus.
     We may be able to incur substantial debt in the future. Although the instruments governing our indebtedness contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions could be substantial. If new debt is added to our current debt levels, the substantial risks described above would intensify.
     The covenants under our $125 million line of credit would have allowed us to incur, at September 30, 2006, an additional $464 million of debt of which a maximum of $179 million could be unsecured debt. Based upon our calculation of the limitations under the indentures governing our senior unsecured notes, described below, assuming additional debt was borrowed at a 7.5% annual interest rate and invested in assets with an 85% loan to value generating annual Hotel EBITDA equal to 7.5% of their cost, at September 30, 2006, we could have incurred approximately $1.7 billion of additional indebtedness, all of which could have been secured indebtedness.
We have restrictive debt covenants that could adversely affect our ability to finance our operations or engage in other business activities.
     The agreements governing our line of credit and the indentures governing our senior unsecured notes contain various restrictive covenants and incurrence tests including, among others, provisions that can restrict our ability to:
•	incur any additional indebtedness;

•	incur any additional secured indebtedness;

•	make common and preferred distributions;

•	make investments;

•	engage in transactions with affiliates;

•	incur liens;

•	merge or consolidate with another person;

•	dispose of all or substantially all of our assets; and

•	permit limitations on the ability of our subsidiaries to make payments to us.
     These restrictions may adversely affect our ability to finance our operations or engage in other business activities that may be in our best interest. Under the terms of the indenture governing our outstanding 8-1/2% senior notes due 2011, we are prohibited from repurchasing any of our capital stock, whether common or preferred, subject to certain exceptions, so long as our debt-to-EBITDA ratio, as defined in the indenture, exceeds 4.85 to 1. Although our current debt-to-EBITDA ratio is below that threshold, a decline in our EBITDA, or an increase in our debt could raise our ratio above the 4.85 to 1 threshold. Accordingly, we may be prohibited from purchasing any of our capital stock, except as permitted under limited exceptions, such as from the proceeds of a substantially concurrent issuance of other capital stock.
     If actual operating results were to be significantly below our current expectations, as reflected in our public guidance, or if interest rates increase significantly more than we expect, we may be unable to continue to satisfy the incurrence test under the indentures governing our senior unsecured notes. In such an event, we may be prohibited from incurring additional indebtedness, except to repay or refinance maturing debt with debt of similar priority in the capital structure, and may be prohibited from, among other things, paying distributions on our preferred or common stock, except to the extent necessary to satisfy the REIT qualification requirement that we distribute currently at least 90% of our taxable income.
     The breach of any of these covenants and limitations under our line of credit could result in acceleration of amounts outstanding under our line of credit. Our failure to timely satisfy any judgment or recourse indebtedness, if in the amount of $10 million or more, could result in the acceleration of most of our existing unsecured recourse indebtedness. We may not be able to refinance or repay our debt in full under those circumstances.

Existing relationships may result in two of our directors having interests that conflict with ours.
     Conflicts of interest. We anticipate that any director who has a conflict of interest with respect to an issue presented to our board will abstain from voting upon that issue, although he or she will have no legal obligation to do so. We have no provisions in our bylaws or charter that require an interested director to abstain from voting upon an issue. We do not expect to add provisions in our charter and bylaws to this effect. Although each director has a duty of loyalty to us, there is a risk that, should an interested director vote upon an issue in which he or one of his affiliates has an interest, his vote may reflect a bias that could be contrary to our best interests. In addition, even if an interested director abstains from voting, the director’s participation in the meeting and discussion of an issue in which he or companies with which he is associated have an interest could influence the votes of other directors regarding the issue.
     Adverse tax consequences to affiliates upon a sale of some hotels. Thomas J. Corcoran, Jr., a director and our Chairman of our Board of Directors, and Robert A. Mathewson, a director, may incur additional tax liability, directly or indirectly, if we sell our investments in six hotels that we acquired in July 1994 from partnerships in which Mr. Corcoran and an entity now controlled by Mr. Mathewson were investors. Consequently, our interests could differ from those of Mr. Corcoran’s and/or Mr. Mathewson in the event that we consider a sale of any of these hotels. Decisions regarding a sale of any of these six hotels must be made by a majority of our independent directors.
We will encounter industry-related risks that may adversely affect our business.
     The economic slowdown that ran from 2001 through 2003 had a significant adverse effect on our RevPAR performance and results of operations. Unless economic growth continues, the effects on our financial condition could be material. We experienced declines in RevPAR, beginning in March 2001 and continuing through 2003. A sharp reduction in business travel was the primary cause of the RevPAR decline. The decreased occupancies led to declines in room rates as hotels competed more aggressively for guests. Both of these factors had a significant adverse effect on our RevPAR, operating margins and results of operation. Primarily as a result of the concentration of our hotels in certain markets, the RevPAR performance of our hotels was below the national average. The following table reflects the RevPAR changes experienced by our hotels, as a group on a same-store basis, compared to all U.S. hotels, as a group, for the past three calendar years.

	Change in RevPAR
	Year Ended December 31,
	2005	2004	2003
All FelCor hotels	+10.7%	+4.4%	-3.9%
All U.S. hotels	+8.4%	+7.8%	+0.4%
     If the continued economic growth stalls, or if the lodging industry fails to benefit from the economic growth for a protracted period of time, or if the markets in which we have significant concentrations should fail to participate in the economic growth, it could have a material adverse effect on our operations, earnings and financial condition.
     Investing in hotel assets involves special risks. We have invested in hotel-related assets, and our hotels are subject to all of the risks common to the hotel industry. These risks could adversely affect hotel occupancy and the rates that can be charged for hotel rooms, and generally include:
•	competition from other hotels;

•	construction of more hotel rooms in a particular area than needed to meet demand;

•	the current high, and any further increases in, energy costs and other travel expenses, inconveniences and other events that reduce business and leisure travel;

•	adverse effects of declines in general and local economic activity;

•	fluctuations in our revenue caused by the seasonal nature of the hotel industry;

•	an outbreak of a pandemic disease affecting the travel industry;

•	a downturn in the hotel industry; and

•	risks generally associated with the ownership of hotels and real estate, as discussed below.
     We could face increased competition. Each of our hotels competes with other hotels in its geographic area. A number of additional hotel rooms have been or may be built in a number of the geographic areas in which our hotels are located, which could adversely affect the results of operations of these hotels. A significant increase in the supply of midprice, upscale and upper upscale hotel rooms and suites, if demand fails to increase at least proportionately, could have a severe adverse effect on our business, financial condition and results of operations.
     We face reduced coverages and increased costs of insurance. In an effort to keep our cost of insurance within reasonable limits, we have only purchased terrorism insurance for those hotels that are secured by mortgage debt, as required by our lenders. As of September 30, 2006, our terrorism insurance policy has both per occurrence and aggregate limits of $50 million with regard to 63 hotels. As of September 30, 2006, we had established a self-insured retention of $250,000 per occurrence for general liability insurance with regard to 66 of our hotels. The remainder of our hotels participate in general liability programs sponsored by our managers, with no deductible. Our property insurance has a $100,000 all risk deductible, a deductible of 3% of insured value for named windstorm coverage and a deductible of 5% of insured value for California earthquake coverage. Should uninsured or not fully insured losses be substantial, they could have a material adverse impact on our operating results, cash flows and financial condition. Additional catastrophic losses, such as the losses caused by hurricanes Katrina, Rita and Wilma in 2005, could make the cost of insuring against these types of losses prohibitively expensive or difficult to find.
     We have geographic concentrations that may create risks from regional or local economic, seismic or weather conditions. At September 30, 2006, approximately 54% of our hotel room revenues were generated in four states: California, Florida, Georgia and Texas. Additionally, at September 30, 2006, we had concentrations in four major metropolitan areas, Atlanta, the Los Angeles area, Dallas and Orlando, which together represented approximately 23% of our Hotel EBITDA for the year ended December 31, 2005. Therefore, adverse economic, seismic or weather conditions in these states or metropolitan areas will have a greater adverse effect on us than on the industry as a whole.
     We had 22 hotels as of September 30, 2006 that we intend to sell in 2006 and 2007. We may be unable to sell these hotels at acceptable prices, or at all, within the proposed time frame. If we are unable to sell these hotels at anticipated prices, we may realize additional losses upon sale. Furthermore, if we are unable to sell these hotels at all or within the anticipated time frame, our ability to reduce debt and reposition our portfolio would be adversely affected. Even if we are successful in selling these hotels as contemplated, if we fail to reinvest the net proceeds in a manner that will generate returns equal to, or better than, the hotels sold, our results of operations will be adversely affected.
     We are subject to possible adverse effects of franchise and license agreement requirements. Substantially all of our hotels are operated under existing franchise or license agreements with nationally recognized hotel brands. Each agreement requires that the licensed hotel be maintained and operated in accordance with specific standards and restrictions in order to maintain uniformity within the franchisor system. Compliance with these standards, and changes in these standards, could require us to incur significant expenses or capital expenditures, which could adversely affect our results of operations and payments on our indebtedness.
     If a franchise or license agreement terminates due to our failure to make required improvements, we may be liable to the brand manager or franchisor for a termination payment. These termination payments vary by agreement and hotel, but are generally measured by a multiple of between 2.0 and 8.2 times the annual fees received by the franchisor or brand manager. The loss of a substantial number of brand licenses could have a material adverse effect on our business because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the brand manager or franchisor. Our franchise agreements also expire or terminate, subject to certain specified renewal rights, at various times. As a condition of the renewal or extension of the franchise agreements, the brand owner may require the payment of substantial fees and may require substantial capital improvements to be made to the hotels for which we would be responsible. During the next five years, the franchise or license agreements applicable in respect of 14 of our hotels are scheduled to expire in accordance with their terms.
     We are subject to the risks of brand concentration We are subject to the potential risks associated with the concentration of our hotels under a limited number of brands. A negative public image or other adverse event that becomes associated with the brand could adversely affect hotels operated under that brand. The following table reflects the percentage of Hotel EBITDA from our consolidated portfolio of 104 hotels included in continuing operations as of September 30, 2006, generated by hotels operated under each of the indicated brands during the year ended December 31, 2005.

		% of 2005
		Hotel
	Hotels	EBITDA
Embassy Suites Hotels	54	55%
Holiday Inn-branded hotels	26	21%
Sheraton-branded	10	12%
Doubletree-branded hotels	7	6%
Other	7	6%
     Should any of these brands suffer a significant decline in popularity with the traveling public, it could adversely affect our revenues and profitability.
     We are subject to the risks of hotel operations. Through our ownership of the lessees of our hotels, we are subject to the risk of fluctuating hotel operating expenses at our hotels, including, but not limited to:
•	wage and benefit costs;

•	repair and maintenance expenses;

•	gas and electricity costs;

•	insurance costs, including health, general liability and workers compensation; and

•	other operating expenses.
     In addition, we are subject to the risks of a decline in operating margins, which occurs when hotel operating expenses increase disproportionately to revenues. These operating expenses and margins are more difficult to predict and control than revenue, resulting in an increased risk of volatility in our results of operations.
     The lodging business is seasonal in nature. Generally, hotel revenues for our hotel portfolio are greater in the second and third calendar quarters than in the first and fourth calendar quarters, although this may not be true for hotels in major tourist destinations. Revenues for hotels in tourist areas generally are substantially greater during tourist season than other times of the year. Seasonal variations in revenue at our hotels can be expected to cause quarterly fluctuations in our revenues. Quarterly earnings also may be adversely affected by events beyond our control, such as extreme weather conditions, economic factors and other considerations affecting travel.
     We lack control over the management and operations of our hotels. We are dependent on the ability of independent third party managers to operate and manage our hotels. In order to maintain our REIT status, we cannot operate our hotels or any subsequently acquired hotels. As a result, we are unable to directly implement strategic business decisions for the operation and marketing of our hotels, such as decisions with respect to the setting of room rates, the salary and benefits provided to hotel employees, the conduct of food and beverage operations and similar matters.
Our ability to grow or sustain our business may be limited by our ability to attract debt or equity financing, and we may have difficulty accessing capital on attractive terms.
     We may not be able to fund future growth and operations solely from cash provided from operating activities because of recent declines in cash flows and our obligation to distribute at least 90% of our taxable income each year to maintain our status as a REIT. Consequently, we may be forced to rely upon the proceeds of hotel sales or the availability of debt or equity capital to fund hotel acquisitions and necessary capital improvements, and we may be dependent upon our ability to attract debt financing from public or institutional lenders. The capital markets have been, and in the future may be, adversely affected by various events beyond our control, such as the United States’ military involvement in the Middle East and elsewhere, the terrorist attacks on September 11, 2001, the ongoing War on Terrorism by the United States and the bankruptcy of major companies, such as Enron Corp. Similar events, such as an escalation in the War on Terrorism, new terrorist attacks, or additional bankruptcies in the future, as well as other events beyond our control, could adversely affect the availability and cost of capital for our business. We cannot assure you that we will be successful in attracting sufficient debt or equity financing to fund future growth and operations, or to pay or refinance existing debt, at an acceptable cost, or at all.
We own, and may acquire, interests in hotel joint ventures with third parties that expose us to some risk of additional liabilities or capital requirements.
     We own, through our subsidiaries, interests in several real estate joint ventures with third parties. Joint ventures that are not consolidated into our financial statements owned a total of 19 hotels, in which the ventures had an aggregate investment of approximately $262 million at September 30, 2006. The operations of 14 of these hotels are included in our consolidated results of operations due to our majority ownership of the lessee of these hotels. None of our directors or officers hold any interest in any of these ventures. Our joint venture partners are affiliates of Hilton with respect to 12 hotels, affiliates of Starwood with respect to one hotel, and private entities or individuals with respect to six hotels. The ventures and hotels were subject to non-recourse mortgage loans aggregating $203 million at September 30, 2006.
     The personal liability of our subsidiaries under existing non-recourse loans secured by the hotels of our joint ventures is generally limited to the guaranty of the borrowing ventures’ personal obligations to pay for the lender’s losses caused by misconduct, fraud or misappropriation of funds by the ventures and other typical exceptions from the non-recourse covenants in the mortgages, such as those relating to environmental liability. We may invest in other ventures in the future that own hotels and have recourse or non-recourse debt financing. If a venture defaults under its mortgage loan, the lender may accelerate the loan and demand payment in full before taking action to foreclose on the hotel. As a partner or member in any of these ventures, our subsidiary may be exposed to liability for claims asserted against the venture, and the venture may not have sufficient assets or insurance to discharge the liability.
     Our subsidiaries may not legally be able to control decisions being made regarding these ventures and their hotels. In addition, the hotels in a venture may perform at levels below expectations, resulting in the potential for insolvency of the venture unless the partners or members provide additional funds. In some ventures, the partners or members may elect to make additional capital contributions. In many of the foregoing events, we may be faced with the choice of losing our investment in the venture or investing more capital in it with no guaranty of receiving a return on that investment.
As a REIT, we are subject to specific tax laws and regulations, the violation of which could subject us to significant tax liabilities.
     The federal income tax laws governing REITs are complex. We have operated, and intend to continue to operate, in a manner that is intended to enable us to qualify as a REIT under the federal income tax laws. The REIT qualification requirements are extremely complicated, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that we have been, or will continue to be, successful in operating so as to qualify as a REIT. At any time, new laws, interpretations or court decisions may change the federal tax laws relating to, or the federal income tax consequences of, qualification as a REIT.
     Failure to make required distributions would subject us to tax. Each year, a REIT must pay out to its stockholders at least 90% of its taxable income, other than any net capital gain. To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible tax if the actual amount we pay out to our stockholders in a calendar year is less than the minimum amount specified under federal tax laws. Our only source of funds to make these distributions comes from distributions from FelCor LP. Accordingly, we may be required to borrow money or sell assets to enable us to pay out enough of our taxable income to satisfy the distribution requirements and to avoid corporate income tax and the 4% tax in a particular year.
     Failure to qualify as a REIT would subject us to federal income tax. If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax at regular corporate rates on our taxable income for any such taxable year for which the statute of limitations remains open. FelCor LP might need to borrow money or sell hotels in order to distribute to us the funds necessary to pay any such tax. If we cease to be a REIT, we no longer would be required to distribute most of our taxable income to our stockholders. Unless our failure to qualify as a REIT were excused under federal income tax laws, we could not re-elect REIT status until the fifth calendar year following the year in which we failed to qualify.

     A sale of assets acquired from Bristol Hotel Company within ten years after the merger may result in us incurring corporate income tax. If we sell any asset acquired from Bristol Hotel Company, or Bristol, within ten years after our 1998 merger with Bristol, and we recognize a taxable gain on the sale, we will be taxed at the highest corporate rate on an amount equal to the lesser of:
•	the amount of gain recognized at the time of the sale; or

•	the amount of gain that we would have recognized if we had sold the asset at the time of the Bristol merger for its then fair market value.
     The sales of Bristol hotels that have been made to date have not resulted in any material amount of tax liability to us. If we are successful in selling the hotels that we have designated as sale hotels, the majority of which are Bristol hotels, we could incur corporate income tax with respect to the related built-in gain.
Departure of key personnel would deprive us of the institutional knowledge, expertise and leadership they provide.
     Our management includes our Chairman of the Board, Thomas J. Corcoran, Jr., our President and Chief Executive Officer, Richard A. Smith, and four Executive Vice Presidents. The persons in these positions generally possess institutional knowledge about our organization and the hospitality or real estate industries, have significant expertise in their fields, and possess leadership skills that are important to our operations. The loss of any of our senior executive officers or Chairman of the Board could adversely affect our ability to execute our business strategy.
We are subject to the risks of real estate ownership, which could increase our costs of operations.
     General Risks. Our investments in hotels are subject to the numerous risks generally associated with owning real estate, including among others:
•	adverse changes in general or local economic or real estate market conditions;

•	changes in zoning laws;

•	increases in supply or competition;

•	changes in traffic patterns and neighborhood characteristics;

•	increases in assessed valuation and real estate tax rates;

•	increases in the cost of property insurance;

•	recent and future increases in the cost of wood, steel, concrete and other building materials, which increase the cost of renovations, expansions and new construction;

•	costly governmental regulations and fiscal policies;

•	the potential for uninsured or underinsured property losses;

•	the potential that we are unable to meet all requirements under the Americans with Disabilities Act;

•	the impact of environmental laws and regulations; and

•	other circumstances beyond our control.
          Moreover, real estate investments are relatively illiquid, and we may not be able to adjust our portfolio in a timely manner to respond to changes in economic and other conditions.
     Compliance with environmental laws may adversely affect our financial condition. Owners of real estate are subject to numerous federal, state, local and foreign environmental laws and regulations. Under these laws and regulations, a current or former owner of real estate may be liable for the costs of remediating hazardous substances found on its property, whether or not it was responsible for their presence. In addition, if an owner of real property arranges for the disposal of hazardous substances at another site, it may also be liable for the costs of remediating the disposal site, even if it did not own or operate the disposal site. Such liability may be imposed without regard to fault or the legality of a party’s conduct and may, in certain circumstances, be joint and several. A property owner may also be liable to third parties for personal injuries or property damage sustained as a result of its release of hazardous or toxic substances, including asbestos-containing materials, into the environment. Environmental laws and regulations may require us to incur substantial expenses and limit the use of our properties. We could have substantial liability for a failure to comply with applicable environmental laws and regulations, which may be enforced by the government or, in certain instances, by private parties. The existence of hazardous substances on a property can also adversely affect the value of, and the owner’s ability to use, sell or borrow against, the property.
     We cannot provide assurances that future or amended laws or regulations, or more stringent interpretations or enforcement of existing environmental requirements, will not impose any material environmental liability, or that the environmental condition or liability relating to the hotels will not be affected by new information or changed circumstances, by the condition of properties in the vicinity of such hotels, such as the presence of leaking underground storage tanks, or by the actions of unrelated third parties.
     Compliance with the Americans with Disabilities Act may adversely affect our financial condition. Under the Americans with Disabilities Act of 1990, all public accommodations, including hotels, are required to meet certain federal requirements for access and use by disabled persons. Various state and local jurisdictions have also adopted requirements relating to the accessibility of buildings to disabled persons. We believe that our hotels substantially comply with the requirements of the Americans with Disabilities Act and other applicable laws. However, a determination that the hotels are not in compliance with these laws could result in liability for both governmental fines and payments to private parties. If we were required to make unanticipated major modifications to the hotels to comply with the requirements of the Americans with Disabilities Act and other similar laws, it could adversely affect our ability to make distributions to our stockholders and to pay our obligations.
Our charter contains limitations on ownership and transfer of shares of our stock that could adversely affect attempted transfers of our capital stock.
     To maintain our status as a REIT, no more than 50% in value of our outstanding stock may be owned, actually or constructively, under the applicable tax rules, by five or fewer persons during the last half of any taxable year. Our charter prohibits, subject to some exceptions, any person from owning more than 9.9%, as determined in accordance with the Internal Revenue Code of 1986, as amended, of the number of outstanding shares of any class of our stock. Our charter also prohibits any transfer of our stock that would result in a violation of the 9.9% ownership limit, reduce the number of stockholders below 100 or otherwise result in our failure to qualify as a REIT. Any attempted transfer of shares in violation of the charter prohibitions will be void, and the intended transferee will not acquire any right in those shares. We have the right to take any lawful action that we believe is necessary or advisable to ensure compliance with these ownership and transfer restrictions and to preserve our status as a REIT, including refusing to recognize any transfer of stock in violation of our charter.
Some provisions in our charter and bylaws and Maryland law make a takeover of us more difficult.
     Ownership Limit. The ownership and transfer restrictions of our charter may have the effect of discouraging or preventing a third party from attempting to gain control of us without the approval of our board of directors. Accordingly, it is less likely that a change in control, even if beneficial to stockholders, could be effected without the approval of our board.
     Staggered Board. Our board of directors is divided into three classes. Directors in each class are elected for terms of three years. As a result, the ability of stockholders to effect a change in control of us through the election of new directors is limited by the inability of stockholders to elect a majority of our board at any particular meeting.
     Authority to Issue Additional Shares. Under our charter, our board of directors may issue up to an aggregate of 20 million shares of preferred stock without stockholder action. The preferred stock may be issued, in one or more series, with the preferences and other terms designated by our board that may delay or prevent a change in control of us, even if the change is in the best interests of stockholders. As of September 30, 2006, we had outstanding 12,880,475 shares of our Series A preferred stock and 67,980 shares of our Series C preferred stock, represented by 6,980,000 depositary shares.
     Maryland Takeover Statutes. As a Maryland corporation, we are subject to various provisions under the Maryland General Corporation Law, including the Maryland Business Combination Act, that may have the effect of delaying or preventing a transaction or a change in control that might involve a premium price for the stock or otherwise be in the best interests of stockholders. Under the Maryland business combination statute, some “business combinations,” including some issuances of equity securities, between a Maryland corporation and an “interested stockholder,” which is any person who beneficially owns 10% or more of the voting power of the corporation’s shares, or an affiliate of that stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Any of these business combinations must be approved by a stockholder vote meeting two separate super majority requirements, unless, among other conditions, the corporation’s common stockholders receive a minimum price, as defined in the statute, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its common shares. Our charter currently provides that the Maryland Control Share Acquisition Act will not apply to any of our existing or future stock. That statute may deny voting rights to shares involved in an acquisition of one-tenth or more of the voting stock of a Maryland corporation. To the extent these or other laws are applicable to us, they may have the effect of delaying or preventing a change in control of us even though beneficial to our stockholders.

DESCRIPTION OF CAPITAL STOCK
Description of Common Stock
     The following description of our common stock is a summary and is not intended to be complete. You should also review our charter and bylaws, copies of which are available from us upon request.
     General
          Under our charter, we have authority to issue up to 200,000,000 shares of common stock and 20,000,000 shares of preferred stock. Under Maryland law, stockholders generally are not responsible for the corporation’s debts or obligations. At December 4, 2006, we had outstanding 62,027,183 shares of common stock.
     Terms
     Subject to the preferential rights of any series of preferred stock outstanding, the holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including in the election of directors. Our charter does not provide for cumulative voting in the election of directors. Except as otherwise required by law or provided in articles supplementary relating to preferred stock of any series, the holders of common stock exclusively possess all voting power.
     Subject to any preferential rights of any series of preferred stock outstanding, the holders of common stock are entitled to such dividends, if any, as may be declared from time to time by our board of directors from funds legally available therefor and, upon liquidation, are entitled to receive, pro rata, all assets of FelCor available for distribution to such holders. All shares of common stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. FelCor may, however, enter into contracts with certain stockholders to grant those holders preemptive rights.
     Restrictions on Ownership and Transfer
     The shares of common stock are subject to certain restrictions upon their ownership and transfer, which were adopted for the purpose of enabling FelCor to preserve its status as a REIT. For a description of these restrictions and the Maryland Anti-Takeover Statutes, see the discussions below under the captions, “Certain Charter and Bylaw Provisions — Restrictions on Ownership and Transfer” and “Maryland Anti-Takeover Statutes.”
     Exchange Listing
     The common stock is listed on the NYSE under the symbol “FCH.”
     Transfer Agent
     The transfer agent and registrar for the common stock is Computershare Limited located in Providence, Rhode Island.
Description of Preferred Stock
     The preferred stock may be issued from time to time in one or more series, without stockholder approval, with the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as shall be established by our board of directors. Thus, without stockholder approval, FelCor could authorize the issuance of preferred stock with voting, conversion and other rights that could dilute the voting power and other rights of the holders of common stock. Pursuant to its authority, our board of directors has authorized the issuance of two classes of preferred stock, as described below. We may issue from time to time, in one or more series, as authorized by our board of directors, up to 7,051,545 additional shares of preferred stock, subject to the rights of the holders of the outstanding preferred stock.

Description of Series A Preferred Stock
     The following is a summary of the material terms and provisions of our $1.95 Series A Cumulative Convertible Preferred Stock, or the Series A preferred stock. This summary is not intended to be complete. Accordingly, you should also review the terms and provisions of our charter (including the articles supplementary to the charter setting forth the particular terms of the Series A preferred stock), and bylaws, copies of which are available from us upon request or through the SEC or the SEC’s web site, as described in “Where You Can Find More Information.”
     General
     In April 1996, our board of directors classified and created a series of preferred stock originally consisting of 6,900,000 shares, which was subsequently reduced to 6,050,000 shares, designated $1.95 Series A Cumulative Convertible Preferred Stock. In March and August 2004, our board of directors classified an additional 4,600,000 shares and 2,300,000 shares, respectively, of Series A preferred stock. As of December 4, 2006, we had 12,880,475 shares of Series A preferred stock outstanding.
     The outstanding shares of Series A preferred stock are validly issued, fully paid and nonassessable. The holders of the Series A preferred stock have no preemptive rights with respect to any shares of our capital stock or any of our other securities convertible into, or carrying rights or options to purchase, any shares of our capital stock. The shares of Series A preferred stock are not subject to any sinking fund or other obligation of us to redeem or retire the Series A preferred stock. Unless converted or redeemed by us into common stock, the Series A preferred stock will have a perpetual term, with no maturity.
     Ranking
     The Series A preferred stock ranks pari passu with our outstanding Series C preferred stock (as described below), and senior to our common stock, with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up.
     While any shares of Series A preferred stock are outstanding, we may not authorize, create or increase the authorized amount of any class or series of stock that ranks senior to the Series A preferred stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of two-thirds of the outstanding Series A preferred stock. We, however, may create additional classes of stock, increase the authorized number of shares of preferred stock or issue series of preferred stock ranking junior to, or on a parity with, the Series A preferred stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution or winding up without the consent of any holder of Series A preferred stock.
     Dividends
     Holders of shares of Series A preferred stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for payment, cash dividends for the corresponding period in an amount per share equal to the greater of $0.4875 per quarter (equivalent to $1.95 per annum) or the cash distributions declared or paid for the corresponding period (determined as of the record date for each of the respective quarterly dividend payment dates referred to below) on the number of shares of common stock, or portion thereof, into which a share of Series A preferred stock is then convertible. Dividends on the Series A preferred stock are payable quarterly in arrears on the last calendar day of January, April, July and October of each year. Each dividend is payable in arrears to holders of record as they appear on our stock records at the close of business on the record dates that are fixed by our board of directors so long as those dates do not exceed 60 days preceding the payment dates. Dividends are cumulative, whether or not in any dividend period there are funds legally available for the payment of the dividends and whether or not the dividends are authorized. Accumulations of dividends on the shares of Series A preferred stock do not bear interest. Dividends payable on the Series A preferred stock are computed on the basis of a 360-day year consisting of twelve 30-day months.
     No dividend will be declared or paid or set apart for payment on any parity stock unless full cumulative dividends have been, or contemporaneously are, declared and paid or set apart for payment, on the Series A preferred stock for all prior dividend periods. The term “parity stock” means any other class or series of our capital stock now or hereafter issued and outstanding, including the Series C preferred stock, that ranks equally with the Series A preferred stock as to the payment of dividends and amounts upon our liquidation, dissolution or winding up. If accrued dividends on the Series A preferred stock and any parity stock for all prior dividend periods have not been paid in full, then any dividend declared on the Series C preferred stock and any parity stock for any dividend period will be declared ratably in proportion to accrued and unpaid dividends on the Series A preferred stock and any parity stock.
     Unless full cumulative dividends then required to be paid on the Series A preferred stock and any parity stock have been, or contemporaneously are, paid or set apart for payment for all prior dividend periods and the current dividend period, we will not declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any junior stock or redeem, purchase or otherwise acquire for consideration any junior stock, subject to certain exceptions. The term “junior stock” means the common stock and any other class or series of our capital stock now or hereafter issued and outstanding that ranks junior to the Series A preferred stock as to the payment of dividends or amounts upon our liquidation, dissolution or winding up. Notwithstanding the foregoing limitations, we may, at any time, acquire shares of our capital stock, without regard to rank, for the purpose of preserving our status as a REIT.
     For purposes of this discussion, the term “dividend” does not include dividends or distributions payable solely in shares of junior stock on junior stock, or in options, warrants or rights to holders of junior stock to subscribe for or purchase any shares of junior stock.
     FelCor LP issued to us Series A preferred units in FelCor LP, the economic terms of which are substantially identical to the Series A preferred stock. FelCor LP is required to make all required distributions to us on the Series A preferred units that mirror our payment of dividends on the Series A preferred stock, including accrued and unpaid dividends upon redemption and the liquidation preference amount of the Series A preferred stock. These distributions have priority over any distribution of cash or assets to the holders of the common partnership units of FelCor LP or to the holders of any other interests in FelCor LP, except for distributions required in connection with any of our other shares ranking senior to, or on a parity with, the Series A preferred stock as to dividends or liquidation rights and except for distributions required to enable us to maintain our qualification as a REIT.
     The indentures under which our senior unsecured public notes are issued include covenants that restrict our ability to declare and pay dividends. In general, these indentures contain exceptions to the limitations to allow FelCor LP to make distributions necessary to allow us to maintain our status as a REIT. If we were forced to rely upon these exceptions, based upon our current estimates of taxable income, we would be unable to distribute the full amount of distributions accruing under our outstanding preferred stock.
     Optional Redemption
     Shares of Series A preferred stock are redeemable, in whole or in part, at our option, for either:
•	the number of shares of common stock that are issuable at a conversion rate of 0.7752 shares of common stock for each share of Series A preferred stock, subject to adjustment in certain circumstances; or

•	cash in an amount per share equal to the aggregate market value (determined as of the date of the notice of redemption) of such number of shares of common stock that are issuable at a conversion rate of 0.7752 shares of common stock for each share of Series A preferred stock, subject to adjustment in certain circumstances.
     We may exercise this redemption option only if for 20 trading days within any period of 30 consecutive trading days, including the last trading day of that period, the closing price of the common stock on the NYSE equals or exceeds the conversion price per share, subject to adjustment in certain circumstances. In order to exercise our redemption option, we must issue a press release announcing the redemption prior to the opening of business on the second trading day after the conditions in the preceding sentences have been met.
     Notice of redemption will be given by mail or by publication (with subsequent prompt notice by mail) to the holders of the Series A preferred stock not more than four business days after we issue the press release. The redemption date will be a date selected by us not less than 30 nor more than 60 days after the date on which we issue the press release announcing our intention to redeem the Series A preferred stock. If fewer than all of the shares of Series A preferred stock are to be redeemed, the shares shall be selected by lot or pro rata or in some other equitable manner determined by us.

     On the redemption date, we must pay on each share of Series A preferred stock to be redeemed any accrued and unpaid dividends, in arrears, for any full dividend period ending on or prior to the redemption date. In the case of a redemption date falling after a dividend payment record date and prior to the related payment date, the holders of the Series A preferred stock at the close of business on that record date will be entitled to receive the dividend payable on those shares on the corresponding dividend payment date, notwithstanding the redemption of their shares prior to the dividend payment date. Except as provided for in the preceding sentence, no payment or allowance will be made for accrued dividends on any shares of Series A preferred stock called for redemption or on the shares of common stock issuable upon that redemption.
     Unless all dividends then required to be paid on the Series A preferred stock and any parity stock have been, or contemporaneously are, declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment, the Series A preferred stock may not be redeemed in whole or in part, and we may not, except as set forth in the following sentence, redeem, purchase or otherwise acquire for consideration any shares of Series A preferred stock, otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of shares of Series A preferred stock. Notwithstanding the foregoing limitations, we may, at any time, acquire shares of our capital stock, without regard to rank, for the purpose of preserving our status as a REIT.
     On and after the date fixed for redemption, provided that we have made available at the office of the registrar and transfer agent a sufficient number of shares of common stock or a sufficient amount of cash to effect the redemption, dividends will cease to accrue on the Series A preferred stock called for redemption, those shares shall no longer be deemed to be outstanding and all rights of the holders of those shares of Series A preferred stock shall cease, except for the right to receive the shares of common stock or any cash payable upon redemption, without interest from the date of redemption, and except that, in the case of a redemption date after a dividend payment record date and prior to the related dividend payment date, holders of Series A preferred stock on the dividend payment record date will be entitled on the dividend payment date to receive the dividend payable on those shares. At the close of business on the redemption date, each holder of Series A preferred stock (unless we default in the delivery of the shares of common stock or cash) will be, without any further action, deemed a holder of the number of shares of common stock for which the Series A preferred stock is redeemable, or be entitled to receive the cash amount applicable to those shares.
     Fractional shares of common stock will not be issued upon redemption of the Series A preferred stock, but, in lieu thereof, we will pay a cash adjustment based on the current market price of the common stock on the day prior to the redemption date.
     Liquidation Preference
     The holders of shares of Series A preferred stock are entitled to receive, in the event of any liquidation, dissolution or winding up of us, whether voluntary or involuntary, a liquidation preference of $25 per share of Series A preferred stock, plus an amount per share of Series A preferred stock equal to all accrued and unpaid dividends, whether or not earned or declared, to the date of final distribution and will not be entitled to any other payment.
     Until the holders of the Series A preferred stock have been paid the liquidation preference in full, no payment will be made to any holder of junior stock upon our liquidation, dissolution or winding up. If, upon any liquidation, dissolution or winding up of us, our assets distributable among the holders of the shares of Series A preferred stock and any parity stock are insufficient to pay in full the liquidation preferences applicable to the Series A preferred stock and any parity stock, then those assets will be distributed among the holders of shares of Series A preferred stock and any parity stock, ratably, in accordance with the respective amounts that would be payable on those shares if all amounts payable on those shares were to be paid in full. Neither a consolidation or merger of us with another corporation, a statutory share exchange by us, nor a sale or transfer of all or substantially all of our assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of us.
     Voting Rights
     If six quarterly dividends, whether or not consecutive, payable on the Series A preferred stock, or any parity stock, are in arrears, whether or not earned or declared, the number of directors then constituting our board of directors will be increased by two and the holders of shares of Series A preferred stock and any other parity stock, voting together as a single class, which are referred to as the voting preferred shares, will have the right to elect two additional directors to serve on our board of directors. This voting right will be applicable to any annual meeting or special meeting of stockholders, or a properly called special meeting of the holders of the voting preferred shares, until all the delinquent dividends, together with the dividends for the current quarterly period, on the voting preferred shares have been paid or declared and set aside for payment.
     The approval of two-thirds of the outstanding shares of Series A preferred stock and any parity stock similarly affected, voting together as a single class, is required in order to:
•	amend our charter to affect materially and adversely the rights, preferences or voting power of the holders of the Series A preferred stock and the parity stock; or

•	amend our charter to authorize, reclassify, create or increase the authorized amount of any class of stock having rights senior to the Series A preferred stock with respect to the payment of dividends or amounts upon our liquidation, dissolution or winding up.
     We may, however, increase the authorized number of shares of preferred stock and may create additional classes of parity stock and junior stock, increase the authorized number of shares of parity stock and junior stock and issue additional series of parity stock and junior stock, all without the consent of any holder of Series A preferred stock.
     Except as required by law, the holders of Series A preferred stock will not be entitled to vote on any merger or consolidation involving us or a sale, lease or transfer of all or substantially all of our assets. See "— Conversion Price Adjustments” below.
     Conversion Rights
     Shares of Series A preferred stock are convertible, in whole or in part, at any time, at the option of the holders, into shares of common stock at a conversion price of $32.25 per share of common stock (equivalent to a conversion rate of 0.7752 shares of common stock for each share of Series A preferred stock), subject to adjustment as described below (“— Conversion Price Adjustments”). The right to convert shares of Series A preferred stock called for redemption will terminate at the close of business on the redemption date. For information as to notices of redemption, see “— Optional Redemption” above.
     Conversion of shares of Series A preferred stock, or a specified portion thereof, may be effected by delivering a certificate or certificates evidencing these shares, together with written notice of conversion and a proper assignment of the certificate or certificates to us or in blank, to the office or agency to be maintained by us for that purpose. That office is currently the principal corporate trust office of Computershare Limited, located in Providence, Rhode Island.
     Each conversion will be deemed to have been effected immediately prior to the close of business on the date on which the certificates for shares of Series A preferred stock shall have been surrendered and notice shall have been received by us as aforesaid (and if applicable, payment of an amount equal to the dividend payable on those shares shall have been received by us as described below), and the conversion shall be at the conversion price in effect at that time and date.
     Holders of shares of Series A preferred stock at the close of business on a dividend payment record date will be entitled to receive the dividend payable on those shares on the corresponding dividend payment date, notwithstanding the conversion of those shares following the dividend payment record date and prior to the dividend payment date. Shares of Series A preferred stock surrendered for conversion during the period between the close of business on any dividend payment record date and the opening of business on the corresponding dividend payment date (except shares converted after the issuance by us of a notice of redemption providing for a redemption date during that period, which shares will be entitled to the dividend), however, must be accompanied by payment of an amount equal to the dividend payable on those shares on the dividend payment date. A holder of shares of Series A preferred stock on a dividend payment record date who (or whose transferee) tenders any shares for conversion into shares of common stock on a dividend payment date will receive the dividend payable by us on those shares of Series A preferred stock on that date, and the converting holder need not include payment of the amount of the dividend upon surrender of shares of Series A preferred stock for conversion. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of common stock issued upon conversion.
     Fractional shares of common stock will not be issued upon conversion, but, in lieu thereof, we will pay a cash adjustment based on the current market price of the common stock on the day prior to the conversion date.

     Conversion Price Adjustments
     The conversion price is subject to adjustment upon certain events, including:
•	dividends (and other distributions) payable in shares of our common stock;

•	the issuance to all holders of our common stock of certain rights, options or warrants entitling them to subscribe for or purchase common stock at a price per share less than the fair market value per share of common stock;

•	subdivisions, combinations and reclassifications of our common stock; and

•	distributions to all holders of our common stock of shares of capital stock (other than common stock) or evidences of our indebtedness or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to above for which an adjustment previously has been made and excluding permitted common stock cash distributions (as described below).
     As used for these purposes, “permitted common stock cash distributions” means cash dividends and distributions paid with respect to the common stock after December 31, 1995, not in excess of the sum of our cumulative undistributed net earnings at December 31, 1995, plus the cumulative amount of funds from operations, as determined by our board of directors on a basis consistent with our financial reporting practices, after December 31, 1995, minus the cumulative amount of dividends accrued or paid on the Series A preferred stock or any other class of preferred stock after January 1, 1996.
     In addition to the foregoing adjustments, we will be permitted to make such reductions in the conversion price as we consider to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the common stock, or, if that is not possible, to diminish any income taxes that are otherwise payable because of such event.
     In case we shall be a party to any transaction (including, without limitation, a merger, consolidation, statutory share exchange, tender offer for all or substantially all of the shares of common stock or sale of all or substantially all of our assets), in each case as a result of which shares of common stock will be converted into the right to receive stock, securities or other property (including cash or any combination thereof), each share of Series A preferred stock, if convertible after the consummation of the transaction, will thereafter be convertible into the kind and amount of shares of stock and other securities and property receivable (including cash or any combination thereof) upon the consummation of such transaction by a holder of that number of shares, or fraction thereof, of common stock into which one share of Series A preferred stock was convertible immediately prior to such transaction (assuming that a holder of common stock failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares). We may not become a party to any of these transaction unless the terms thereof are consistent with the foregoing.
     No adjustment of the conversion price will be required to be made in any case until cumulative adjustments amount to one percent or more of the conversion price. Any adjustments not so required to be made will be carried forward and taken into account in subsequent adjustments.
     Exchange Listing
     The Series A preferred stock is listed on the NYSE under the symbol “FCHPRA”.
     Transfer Agent
     The transfer agent and registrar for the Series A preferred stock is Computershare Limited, located in Providence, Rhode Island.

Description of Series C Preferred Stock and Depositary Shares
     The following is a summary of the material terms and provisions of our 8% Series C Cumulative Redeemable Preferred Stock, or the Series C preferred stock. This summary is not intended to be complete. Accordingly, you should also review the terms and provisions of our charter (including the articles supplementary to the charter setting forth the particular terms of the Series C preferred stock), and bylaws, copies of which are available from us upon request or through the SEC or the SEC’s web site, as described in “Where You Can Find More Information.”
     General
     In March 2005, our board of directors classified and created a series of preferred stock consisting of 54,000 shares, designated 8% Series C Cumulative Redeemable Preferred Stock. In August 2005, our board of directors classified an additional 13,980 shares of Series C preferred stock. As of December 4, 2006, we had outstanding 67,980 shares of Series C preferred stock, represented by 6,798,000 depositary shares.
     Each depositary share represents a 1/100 fractional interest in a share of Series C preferred stock. The shares of Series C preferred stock are deposited with Computershare Limited (successor-in-interest to SunTrust Bank), as depositary, or the Series C Preferred Stock Depositary, under a Deposit Agreement, or the Depositary Agreement, among FelCor, the Series C Preferred Stock Depositary and the holders from time to time of the depositary receipts issued by the Series C Preferred Stock Depositary under the Depositary Agreement. The depositary receipts evidence the depositary shares. Subject to the terms of the Depositary Agreement, each holder of a depositary receipt evidencing a depositary share is entitled to all the rights and preferences of a 1/100 fractional interest in a share of Series C preferred stock (including dividend, voting, redemption and liquidation rights and preferences).
     Ranking
     The Series C preferred stock ranks pari passu with our outstanding Series A preferred stock and senior to our common stock with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up.
     While any shares of Series C preferred stock are outstanding, we may not authorize, create or increase the authorized amount of any class or series of stock that ranks senior to the Series C preferred stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of two-thirds of the outstanding shares of Series C preferred stock. We, however, may create additional classes of stock, increase the authorized number of shares of preferred stock or issue series of preferred stock ranking junior to, or on a parity with, the Series C preferred stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up without the consent of any holder of Series C preferred stock. See “— Voting Rights” below.
     Dividends
     Holders of the Series C preferred stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for payment, cash distributions declared or paid for the corresponding period payable at the rate of 8% of the liquidation preference per year (equivalent to $2.00 per year per depositary share). Dividends on the Series C preferred stock are payable quarterly in arrears on the last calendar day of January, April, July and October (or, if not a business day, on the next succeeding business day) of each year (and, in the case of any accrued but unpaid dividends, at such additional times and for such interim periods, if any, as determined by our board of directors). Each dividend is payable to holders of record as they appear on our stock records at the close of business on the record dates, not exceeding 60 days preceding the payment dates thereof, as shall be fixed by our board of directors. Dividends will be cumulative, whether or not in any dividend period or periods we have funds legally available for the payment of dividends and whether or not such dividends are authorized. Accumulations of dividends on the Series C preferred stock do not bear interest. Dividends payable on the Series C preferred stock are computed on the basis of a 360-day year consisting of twelve 30-day months.
     Except as provided in the next sentence, no dividend will be declared or paid on any parity stock unless full cumulative dividends have been, or contemporaneously are, declared and paid, or declared and a sum sufficient for the payment thereof is set apart for payment, on the Series C preferred stock for all prior dividend periods. If accrued dividends on the Series C preferred stock and any parity stock for all prior dividend periods have not been paid in full, then any dividend declared on the Series C preferred stock and any parity stock for any dividend period will be declared ratably in proportion to accrued and unpaid dividends on the Series C preferred stock and the parity stock.
     Unless full cumulative dividends then required to be paid on the Series C preferred stock and any parity stock have been, or contemporaneously are, paid or a sum sufficient for the payment thereof is set apart for payment for all prior dividend periods and the then current dividend period, we will not declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any junior stock or, except as set forth in the following sentence, redeem, purchase or otherwise acquire for consideration any junior stock (subject to certain exceptions), through a sinking fund or otherwise. Notwithstanding the foregoing limitations, we may, at any time, acquire shares of our capital stock, without regard to rank, for the purpose of preserving our status as a REIT.
     As used for these purposes,
•	the term “dividend” does not include dividends or distributions payable solely in shares of junior stock on junior stock, or in options, warrants or rights to holders of junior stock to subscribe for or purchase any junior stock;

•	the term “junior stock” means the common stock, and any other class or series of our capital stock now or hereafter issued and outstanding that ranks junior to the Series C preferred stock as to the payment of dividends or amounts upon the liquidation, dissolution or winding up of FelCor; and

•	the term “parity stock” means any other class or series of our capital stock now or hereafter issued and outstanding (including the Series A preferred stock) that ranks equally with the Series C preferred stock as to the payment of dividends and amounts upon the liquidation, dissolution or winding up of FelCor.
     FelCor LP issued to us Series E preferred units in FelCor LP, the economic terms of which are substantially identical to the Series C preferred stock. FelCor LP is required to make all required distributions on the Series E preferred units (which will mirror the payments of dividends, including accrued and unpaid dividends upon redemption, and of the liquidation preference amount of the Series C preferred stock) prior to any distribution of cash or assets to the holders of the common units or to the holders of any other interests in FelCor LP, except for any other series of preference units ranking on a parity with the Series E preferred units as to distributions or liquidation rights and except for distributions required to enable us to maintain our qualification as a REIT.
     The indentures under which our senior unsecured public notes are issued include covenants that restrict our ability to declare and pay dividends. In general, these indentures contain exceptions to the limitations to allow FelCor LP to make distributions necessary to allow us to maintain our status as a REIT. If we were forced to rely upon these exceptions, based upon our current estimates of taxable income for 2005, we would be unable to distribute the full amount of distributions accruing under our outstanding preferred stock.
     Optional Redemption
     Shares of Series C preferred stock are not redeemable by us prior to April 7, 2010. On and after April 7, 2010, we, at our option, upon not less than 30 nor more than 60 days’ prior written notice, may redeem the Series C preferred stock (and the Series C Preferred Stock Depositary will redeem a number of depositary shares representing the shares of Series C preferred stock so redeemed upon not less than 30 days’ prior written notice to the holders thereof), in whole or in part, at any time or from time to time, at a redemption price of $2,500 per share (equivalent to $25 per depositary share), plus all accrued and unpaid distributions thereon, if any, to the date fixed for redemption without interest, to the extent we have funds legally available therefor. The redemption price of the Series C preferred stock may be paid from any source. Holders of depositary receipts evidencing depositary shares to be redeemed shall surrender such depositary receipts at the place designated in the notice and shall be entitled to the redemption price and any accrued and unpaid distributions payable upon redemption following the surrender. If notice of redemption of any depositary shares has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of any depositary shares so called for redemption, then from and after the redemption date, distributions will cease to accrue on those depositary shares, those depositary shares will no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price. If fewer than all of the outstanding depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional depositary shares) or by any other equitable method determined by us.

     Notice of redemption will be given by mail or by publication (with subsequent prompt notice by mail) in The Wall Street Journal or The New York Times or, if neither is then being published, in any other daily newspaper of national circulation, not less than 30 days nor more than 60 days prior to the redemption date. A similar notice furnished by us will be mailed by the Series C Preferred Stock Depositary, by first class mail, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the depositary receipts evidencing the depositary shares to be redeemed at their respective addresses as they appear on the share transfer records of the Series C Preferred Stock Depositary. No failure to give notice or any defect therein or in the mailing thereof will affect the sufficiency of the notice or the validity of the proceedings for the redemption of any shares of Series C preferred stock or depositary shares, except as to the holder to whom notice was defective or not given. Each notice will state:
•	the redemption date;

•	the redemption price;

•	the number of shares of Series C preferred stock to be redeemed (and the corresponding number of depositary shares) from that holder;

•	the place or places where the depositary receipts evidencing the depositary shares are to be surrendered for payment of the redemption price; and

•	that dividends on the shares to be redeemed will cease to accrue on the redemption date.
     The shares of Series C preferred stock have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions (except as provided under “Description of Our Common Stock — Redemption”).
     Unless full cumulative dividends then required to be paid on the Series C preferred stock and any parity stock have been, or contemporaneously are, declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment, the Series C preferred stock may not be redeemed in part and we may not, except as set forth in the following sentence, purchase or otherwise acquire for value any shares of Series C preferred stock, otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Series C preferred stock. Notwithstanding the foregoing limitations, we may, at any time, acquire shares of our capital stock, without regard to rank, for the purpose of preserving our status as a REIT or for purposes of an employee benefit plan of ours.
     Liquidation Preference
     The holders of shares of Series C preferred stock are entitled to receive in the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, $2,500 per share of Series C preferred stock (equivalent to $25 per depositary share), plus an amount per share of Series C preferred stock equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders, or the Series C Liquidation Preference, and shall not be entitled to any further payment.
     Until the holders of the Series C preferred stock have been paid the Series C Liquidation Preference in full, no payment will be made to any holder of junior stock upon the liquidation, dissolution or winding up of FelCor. If, upon the liquidation, dissolution or winding up of FelCor, the assets of FelCor, or proceeds thereof, distributable among the holders of the shares of Series C preferred stock and any parity stock are insufficient to pay in full the Series C Liquidation Preference and the liquidation preference applicable with respect to any parity stock, then such assets, or the proceeds thereof, will be distributed among the holders of shares of Series C preferred stock and any parity stock, ratably, in accordance with the respective amounts that would be payable on the shares of Series C preferred stock and any parity stock if all amounts payable thereon were to be paid in full. Neither a consolidation or merger of us with another corporation, a statutory share exchange by us, nor a sale, lease or transfer of all or substantially all of our assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of us.
     Voting Rights
     In any matter in which the Series C preferred stock is entitled to vote (as expressly described herein or as may be required by law), including any action by written consent, each share of Series C preferred stock shall be entitled to 100 votes, each of which 100 votes may be directed separately by the holder thereof (or by any proxy or proxies of such holder). With respect to each share of Series C preferred stock, the holder thereof may designate up to

100 proxies, with each such proxy having the right to vote a whole number of votes (totaling 100 votes per share of Series C preferred stock). As a result, each depositary share will be entitled to one vote.
     If six quarterly dividends (whether or not consecutive) payable on the Series C preferred stock or any parity stock are in arrears, whether or not earned or declared, the number of directors then constituting our board of directors will be increased by two and the holders of the depositary shares representing the Series C preferred stock and any other parity stock, voting together as a single class, identified as voting preferred shares, will have the right to elect two additional directors to serve on our board of directors at an annual meeting of stockholders or a special meeting held in place thereof, of the holders of the voting preferred shares, until all dividends, together with the dividends for the current quarterly period, on the voting preferred shares have been paid or declared or set aside for payment.
     The approval of two-thirds of the outstanding depositary shares representing the Series C preferred stock and any parity stock similarly affected, voting together as a single class, is required in order to:
•	amend our charter, whether by way of merger, consolidation or otherwise, to affect materially and adversely the rights, preferences or voting power of the holders of the Series C preferred stock and any parity stock,

•	enter into a share exchange that affects the Series C preferred stock, consolidate with or merge into another entity, or permit another entity to consolidate with or merge into us, unless in each such case, each share of Series C preferred stock remains outstanding without a material and adverse change to its terms and rights or is converted into, or exchanged for, a share of preferred stock of the surviving entity having preferences, rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption identical to those of a share of Series C preferred stock (except for changes that do not materially and adversely affect the holders of the Series C preferred stock); or

•	amend our charter to authorize, reclassify, create or increase the authorized amount of any class of stock having rights senior to the Series C preferred stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of FelCor.
We may, however, increase the authorized number of shares of preferred stock and may create additional classes of parity stock and junior stock, increase the authorized number of shares of parity stock and junior stock and issue additional series of parity stock and junior stock, all without the consent of any holder of Series C preferred stock.
     Conversion Rights
     Shares of Series C preferred stock are not convertible into, or exchangeable for, any other property or securities of us.
     Exchange Listing
     The depositary shares representing the Series C preferred stock are listed on the NYSE under the symbol “FCHPRC.”
     Transfer Agent
     The transfer agent and registrar for the depositary shares representing the Series C preferred stock is Computershare Limited, located in Providence, Rhode Island.
CERTAIN CHARTER AND BYLAW PROVISIONS
Restrictions on Ownership and Transfer
     For us to qualify as a REIT under the federal income tax laws, we must meet certain requirements concerning the ownership of our outstanding stock. Specifically, not more than 50% in value of our outstanding stock may be owned, actually and constructively under the applicable attribution provisions of the federal income tax laws, by five or fewer individuals (as defined to include certain entities) during the last half of a taxable year, or the 5/50 Rule, and we must be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. See “Federal Income Tax Consequences of Our Status as a REIT—

Requirements for Qualification.” For the purpose of preserving our REIT qualification, our charter contains certain provisions that restrict the ownership and transfer of our capital stock under certain circumstances, or the Ownership Limitation Provisions.
     The Ownership Limitation Provisions provide that, subject to certain exceptions specified in our charter, no person may own, or be deemed to own by virtue of the applicable attribution provisions of the Internal Revenue Code, more than 9.9% of the outstanding shares of any class of our capital stock, or the Ownership Limit. Our board of directors may, but in no event will be required to, waive the Ownership Limit if it determines that such ownership will not jeopardize our status as a REIT. As a condition of such waiver, the board of directors may require opinions of counsel satisfactory to it and/or undertakings or representations from the applicant with respect to preserving our REIT status. The board of directors has waived the Ownership Limit, subject to certain conditions, for certain parties. In determining that it is appropriate to provide such waivers of the Ownership Limit, the board of directors has consulted with counsel, has obtained, or will obtain, appropriate undertakings or representations and has imposed, or will impose, appropriate conditions with respect to such waivers to assure that the 5/50 Rule will not be violated. The Ownership Limitation Provisions will not apply if the board of directors and the holders of 66 2/3% of the outstanding shares of capital stock entitled to vote on such matter determine that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.
     Any purported transfer of our capital stock, and any other event that would otherwise result in any person or entity violating the Ownership Limit, will be void and of no force or effect as to that number of shares in excess of the Ownership Limit, and the purported transferee , or Prohibited Transferee, shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity, or Prohibited Owner, holding record title to any such shares in excess of the Ownership Limit , or the Excess Shares, shall cease to own any right or interest) in the Excess Shares. In addition, if any purported transfer of our capital stock or any other event otherwise would cause us to become “closely held” under the Internal Revenue Code or otherwise fail to qualify as a REIT under the Internal Revenue Code (other than as a result of a violation of the requirement that a REIT have at least 100 stockholders) then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the number that could have been transferred without such result, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a transfer, the Prohibited Owner shall cease to own any right or interest) in such Excess Shares. Also, if any purported transfer of our capital stock or any other event would otherwise cause us to violate the 5/50 Rule or to own, or be deemed to own by virtue of the applicable attribution provisions of the Internal Revenue Code, 10% or more of the ownership interests in any entity that leases any hotels or in any sublessee, other than a “taxable REIT subsidiary,” or TRS, then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the number that could have been transferred without such result, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a transfer, the Prohibited Owner shall cease to own any right or interest) in such Excess Shares.
     Any such Excess Shares will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by us, or the Beneficiary. The trustee of the trust, who shall be designated by us and be unaffiliated with us and any Prohibited Owner, will be empowered to sell such Excess Shares to a qualified person or entity and distribute to a Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such Excess Shares or the sales proceeds received by the trust for such Excess Shares. In the case of any Excess Shares resulting from any event other than a transfer, or from a transfer for no consideration, the trustee will be empowered to sell such Excess Shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such Excess Shares on the date of such event or the sales proceeds received by the trust for such Excess Shares. Prior to a sale of any such aggregate fractional shares by the trust, the trustee will be entitled to receive, in trust for the benefit of the Beneficiary, all dividends and other distributions paid by us with respect to such Excess Shares, and also will be entitled to exercise all voting rights with respect to the Excess Shares.
     Any purported transfer of our capital stock that would otherwise cause us to be beneficially owned by fewer than 100 persons will be null and void in its entirety, and the intended transferee will acquire no rights in such stock.
     All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.
     Every owner of more than 5% (or such lower percentage as may be required under the federal income tax laws) of the outstanding shares of our capital stock must file a written notice with us containing the information specified in our charter no later than January 30 of each year. In addition, each stockholder shall, upon demand, be required to disclose to us in writing such information as we may request in order to determine the effect, if any, of such stockholder’s actual and constructive ownership on our status as a REIT and to ensure compliance with the Ownership Limit.
     The Ownership Limitation Provisions may have the effect of precluding an acquisition of control of us without approval of our board of directors.
Staggered Board of Directors
     Our charter provides that our board of directors is divided into three classes of directors, each class constituting approximately one-third of the total number of directors and with the classes serving staggered three-year terms. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. We believe, however, that the longer time required to elect a majority of the our board of directors will help to ensure continuity and stability of our management and policies.
     The classification provisions could also have the effect of discouraging a third party from accumulating large blocks of our capital stock or attempting to obtain control of us, even though such an attempt might be beneficial to us and our stockholders. Accordingly, stockholders could be deprived of certain opportunities to sell their securities at a higher price than might otherwise be the case.
Number of Directors; Removal; Filling Vacancies
     Our charter and bylaws provide that, subject to any rights of holders of shares of preferred stock to elect additional directors under specified circumstances, the number of directors will consist of not less than three nor more than nine persons, subject to increase or decrease by the affirmative vote of 80% of the members of the entire board of directors, provided, however, that in no event shall the number of directors be less than the minimum required by the Maryland General Corporation Law, or Maryland law. At all times a majority of the directors shall be Independent Directors, as defined by our charter, except that upon the death, removal or resignation of an Independent Director, such requirement shall not be applicable for 60 days. As of September 30, 2006, there were ten directors, eight of whom are Independent Directors as defined by our charter. The holders of shares of common stock shall be entitled to vote on the election or removal of directors, with each share entitled to one vote. Our charter provides that, subject to any rights of holders of shares of preferred stock, and unless our board of directors otherwise determines, any vacancies may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum. Any director so elected may qualify as an Independent Director only if he has received the affirmative vote of at least a majority of the remaining Independent Directors, if any. Accordingly, our board of directors could temporarily prevent any holder of shares of common stock from enlarging our board of directors and filling the new directorships with such shareholder’s own nominees. In accordance with Maryland law, any director so elected by our board of directors shall serve until the next annual meeting of our stockholders, even if the term of the class to which the director was elected does not expire at that annual meeting of stockholders.
     A director may be removed with cause by the vote of the holders of a majority of the outstanding shares of common stock at a special meeting of the stockholders called for the purpose of removing him. Additionally, our charter and Maryland law provide that if the stockholders of any class of our stock are entitled separately to elect one or more directors, such directors may not be removed except by the affirmative vote of the holders of a majority of all of the shares of such class or series entitled to vote for such directors.
Limitation of Liability
     Our charter provides that to the maximum extent that Maryland law in effect from time to time permits limitation of liability of directors and officers, none of our directors or officers shall be liable to us or our stockholders for money damages.

Indemnification of Directors and Officers
     Our charter and bylaws require us to indemnify our directors, officers, employees and agents to the fullest extent permitted from time to time by Maryland law. Maryland law permits a corporation to indemnify its directors, officers, employees and agents against judgments, penalties, fines, settlements and reasonable expenses (including attorneys fees) actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to, or at the request of, the corporation, unless it is established that:
•	the act or omission of the indemnified party was material to the matter giving rise to the proceeding and the act or omission was committed in bad faith or was the result of active and deliberate dishonesty; or

•	the indemnified party actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful.
Indemnification is mandatory if the indemnified party has been successful on the merits or otherwise in the defense of any proceeding unless such indemnification is not otherwise permitted as provided in the preceding sentence. In addition to the foregoing, a court of competent jurisdiction, under certain circumstances, may order indemnification if it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances. A director may not be indemnified if the proceeding was an action by or in the right of the Company and the director was adjudged to be liable to the Company, or the director was adjudged to be liable on the basis that he received an improper personal benefit.
     Our board of directors recently approved a form of indemnification agreement for our officers and directors. The rights of an indemnitee under that indemnification agreement complement any rights such an indemnitee may already have under our charter or bylaws, under Maryland law or otherwise. This indemnification agreement requires us to indemnify and advance expenses and costs incurred by an indemnitee in connection with any claims, suits or proceedings arising as a result of the indemnitee’s service as our officer or director.
Amendment
     Subject to the rights of any shares of preferred stock outstanding from time to time (including the rights of the Series A preferred stock and the Series C preferred stock), our charter may be amended by the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote on the matter after the directors have adopted a resolution approving the amendment and submitted the resolution to the stockholders at either an annual or special meeting for approval by the stockholders; provided, that our charter provision providing for the classification of our board of directors into three classes may not be amended, altered, changed or repealed without the affirmative vote of at least 80% of the members of our board of directors and the affirmative vote of holders of 75% of the outstanding shares of capital stock entitled to vote on that matter. The provisions relating to restrictions on transfer, designation of shares-in-trust, shares-in-trust and ownership of the lessee may not be amended, altered, changed or repealed without the affirmative vote of a majority of the members of our board of directors and approved by an affirmative vote of the holders of not less than 66 2/3% of the outstanding shares of our stock entitled to vote on that matter.
Operations
     We generally are prohibited from engaging in certain activities, including acquiring or holding property or engaging in any activity that would cause us to fail to qualify as a REIT.
Maryland Anti-Takeover Statutes
     Under the Maryland General Corporation Law, or Maryland Law, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and (i) any person who beneficially owns 10% or more of the voting power of the corporation’s shares, (ii) an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation, or an Interested Stockholder, or (iii) an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any “business combination” must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless, among other conditions, the corporation’s stockholders receive a minimum price (as defined under Maryland Law) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland Law do not apply, however, to business combinations of a corporation (i) that are, with specifically identified or unidentified existing or future Interested Stockholders, approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder, or (ii) if the stockholders of the corporation adopt a charter amendment electing not to be governed by the business combination statute by a vote of at least 80% of the votes entitled to be cast by outstanding shares of voting stock of the corporation, voting together in a single group, and two-thirds of the votes entitled to be cast by persons (if any) who are not Interested Stockholders, provided that the charter amendment may not be effective for 18 months after the vote and may not apply to a business combination with any person who became an Interested Stockholder on or before the date of the vote. Our charter has exempted from these provisions of Maryland law, any business combination involving Mr. Corcoran or any present or future affiliates, associates or other persons acting in concert or as a group with Mr. Corcoran.
     Sections 3-701 et seq. of the Maryland Law, or the Control Share Statute, provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiring person, or by officers or directors who are employees of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock previously acquired by that person or in respect of which the acquiring person is able to exercise or direct the exercise of voting power, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions. Voting rights will not be denied to “control shares” if the acquisition of such shares, as to specifically identified or unidentified future or existing stockholders or their affiliates, has been approved in the charter or bylaws of the corporation prior to the acquisition of such shares.
     A person who has made, or proposes to make, a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.
     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiring person becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of the appraisal rights may not be less than the highest price per share paid by the acquiring person in the control share acquisition. Certain limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.
     The Maryland Control Share Statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by a provision contained in the corporation’s charter or bylaws prior to the acquisition.
     Our charter contains a provision exempting any and all acquisitions of shares of our capital stock from the Control Share Statute. There can be no assurance that this provision will not be amended or eliminated in the future. If the foregoing exemption in the charter is amended, the control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offer.
     Maryland Law also provides that a Maryland corporation that is subject to the Exchange Act and has at least three outside directors can elect by resolution of the board of directors to be subject to some corporate governance provisions that may be inconsistent with the corporation’s charter and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. A board of directors classified in that manner cannot be altered by amendment to the charter of the corporation. Further, the board of directors may, by electing into the applicable statutory provisions and notwithstanding the charter or bylaws:
•	provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting;

•	reserve for itself the right to fix the number of directors;

•	provide that a director may be removed only by the vote of the holders of two-thirds of the stock entitled to vote; and

•	retain for itself sole authority to fill vacancies created by the death, removal or resignation of a director.
     In addition, a director elected to fill a vacancy under this provision will serve for the balance of the unexpired term instead of until the next annual meeting of stockholders. A board of directors may implement all or any of these provisions without amending the charter or bylaws and without stockholder approval. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the statute. If implemented, these provisions could discourage offers to acquire our stock and could increase the difficulty of completing an offer.
FEDERAL INCOME TAX CONSEQUENCES OF
OUR STATUS AS A REIT
     This section summarizes the federal income tax issues that you, as a holder of our securities, may consider relevant. Because this section is a summary, it does not address all of the tax issues that may be important to you. In addition, this section does not address the tax issues that may be important to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as insurance companies, partnerships or other pass-through entities, expatriates, taxpayers subject to the alternative minimum tax, tax-exempt organizations, financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations, estates and trusts. This discussion applies only to persons who purchase common stock described in this prospectus and who hold such common stock as capital assets for U.S. federal income tax purposes.
     The statements in this section are based on the current federal income tax laws governing qualification as a REIT. We cannot assure you that new laws, interpretations thereof, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.
     THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO BE CONSTRUED AS TAX ADVICE. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF INVESTING IN THE SECURITIES AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH INVESTMENT AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.
Our Taxation
     We elected to be taxed as a REIT under the federal income tax laws commencing with our short taxable year ended December 31, 1994. We believe that we have operated in a manner intended to qualify as a REIT since our election to be a REIT, and we intend to continue to so operate. This section discusses the laws governing the federal income tax treatment of a REIT and stock holders. These laws are highly technical and complex.
     Our qualification as a REIT depends on our ability to meet on a continuing basis qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that fall within specified categories, the diversity of our share ownership and the percentage of our earnings that we distribute. We describe the REIT qualification tests in more detail below. For a discussion of the tax treatment of us and stock holders if we fail to qualify as a REIT, see “Requirements for Qualification—Failure to Qualify.”

     If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that we avoid the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. We will, however, be subject to federal tax in the following circumstances:
•	We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to our stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the “alternative minimum tax” on any items of tax preference that we do not distribute or allocate to our stockholders.

•	We will pay income tax at the highest corporate rate on (1) net income from the sale or other disposition of property acquired through foreclosure, or foreclosure property, that we hold primarily for sale to customers in the ordinary course of business and (2) other non-qualifying income from foreclosure property.

•	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “Requirements for Qualification — Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on (1) the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•	In the event of a more than de minimis failure of any of the asset tests, as described below under “Requirements for Qualification — Asset Tests,” as long as the failure was due to reasonable cause and not to willful neglect, we dispose of the assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we discovered the failure of the asset test and we provide a schedule of the disqualifying assets to the Internal Revenue Service, we will pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset test or tests.

•	If we fail to satisfy one or more requirements for REIT qualification during a taxable year, other than a gross income test or an asset test, and continue to qualify as a REIT because we meet other requirements, we will be required to pay a penalty of $50,000 for each such failure.

•	If we fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we will pay a 4% excise tax on the excess of such required distribution over the amount we actually distributed.

•	We may elect to retain and pay income tax on our net long-term capital gain.

•	If we acquire any asset from a C corporation, or a corporation, such as Bristol, that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference to the C corporation’s basis in the asset or another asset, such as the Bristol merger, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of such asset during the ten-year period after we acquire such asset. The amount of gain on which we will pay tax is the lesser of (1) the amount of gain that we recognize at the time of the sale or disposition and (2) the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset. Accordingly, any gain we recognize on the disposition of any such asset, including the assets acquired from Bristol, during the ten-year period beginning on the date of acquiring the asset, to the extent of such asset’s “built-in gain,” will be subject to tax at the highest regular corporate rate.
Requirements for Qualification
     A REIT is a corporation, trust, or association that meets the following requirements:
1.	it is managed by one or more trustees or directors;

2.	its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3.	it would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws;

4.	it is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

5.	at least 100 persons are beneficial owners of its shares or ownership certificates;

6.	not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, as defined in the federal income tax laws to include certain entities, during the last half of any taxable year;

7.	it elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

8.	it uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws; and

9.	it meets certain other qualification tests, described below, regarding the nature of its income and assets.
     We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for such taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefit plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6.
     We have issued sufficient stock with sufficient diversity of ownership to satisfy requirements 5 and 6 set forth above. In addition, our charter restricts the ownership and transfer of our stock so that we should continue to satisfy requirements 5 and 6. The provisions of the charter restricting the ownership and transfer of our stock are described in “Certain Charter and Bylaw Provisions — Restrictions on Ownership and Transfer.”
     A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, other than a “taxable REIT subsidiary,” or TRS, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described in this prospectus, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.
     In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets and items of gross income of FelCor LP and of any other partnership or joint venture or limited liability company that is treated as a partnership for federal income tax purposes in which we have acquired, or will acquire an interest, directly or indirectly (together, the “Subsidiary Partnerships”), are treated as our assets and gross income for purposes of applying the various REIT qualification requirements.
     A REIT may own up to 100% of the stock of a TRS. A TRS can lease hotels from its parent REIT as long as it engages an “eligible independent contractor” to manage and operate the hotels. In addition, a TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS by jointly filing Form 8875 with the IRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a

TRS. A TRS will pay tax at regular corporate rates on any income that it earns. In addition, special rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We hold ownership interests in several TRSs through FelCor LP.
     Income Tests
     We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:
•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	dividends or other distributions on and gain from the sale of shares in other REITs; and

•	certain other categories of income, including gain from the sale of certain real estate assets.
     Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, dividends, other types of interest, gain from the sale or disposition of stock or securities, or any combination of the foregoing. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both income tests. In addition, income and gain from “hedging transactions” that we enter into to hedge indebtedness incurred, or to be incurred, to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 95% gross income test (but not the 75% gross income test). The following paragraphs discuss the specific application of the gross income tests to us.
     Rent that we receive from real property that we own and lease to tenants will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:
•	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

•	Second, neither we nor a direct or indirect owner of 10% or more of our stock may own, actually or constructively, 10% or more of a tenant from whom we receive rent (other than a TRS). Rent received by us from a TRS will qualify as “rents from real property” if the TRS engages an “eligible independent contractor” to manage and operate the hotels leased by the TRS.

•	Third, all of the rent received under a lease of real property will not qualify as “rents from real property” unless the rent attributable to the personal property leased in connection with such lease is no more than 15% of the total rent received under the lease.

•	Finally, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an “independent contractor,” but instead may provide services directly, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Further, we may own up to 100% of the stock of a TRS, which may provide customary and noncustomary services to our tenants without tainting our rental income.
     Pursuant to percentage leases, our lessees lease from FelCor LP and the Subsidiary Partnerships the land, buildings, improvements, furnishings and equipment comprising the hotels, for terms of five to ten years, with options to renew for total terms, including the initial term, of not more than 15 years. The percentage leases provide that the lessees are obligated to pay to FelCor LP and the Subsidiary Partnerships (1) the greater of a minimum base rent or percentage rent and (2) “additional charges” or other expenses, as defined in the leases. Percentage rent is calculated by multiplying fixed percentages by gross room or suite revenues, and food and beverage revenues and rent for each of the hotels. Both base rent and the thresholds in the percentage rent formulas are adjusted for inflation. Base rent and percentage rent accrue and are due monthly.
     In order for the base rent, percentage rent, and additional charges to constitute “rents from real property,” the percentage leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures, or some other type of arrangement. The determination of whether the percentage leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:
•	the intent of the parties;

•	the form of the agreement;

•	the degree of control over the property that is retained by the property owner, or whether the lessee has substantial control over the operation of the property or is required simply to use its best efforts to perform its obligations under the agreement; and

•	to the extent to which the property owner retains the risk of loss with respect to the property, or whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property or the potential for economic gain or appreciation with respect to the property.
     In addition, federal income tax law provides that a contract that purports to be a service contract (or a partnership agreement) will be treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not:
•	the service recipient is in physical possession of the property;

•	the service recipient controls the property;
•	the service recipient has a significant economic or possessory interest in the property, or whether the property’s use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property’s operating costs, or the recipient bears the risk of damage to or loss of the property;

•	the service provider does not bear any risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract;

•	the service provider does not use the property concurrently to provide significant services to entities unrelated to the service recipient; and

•	the total contract price does not substantially exceed the rental value of the property for the contract period.
     Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.
     We believe that the percentage leases will be treated as true leases for federal income tax purposes. Such belief is based, in part, on the following facts:
•	FelCor LP and the Subsidiary Partnerships, on the one hand, and the lessees, on the other hand, intend for their relationship to be that of a lessor and lessee and such relationship is documented by lease agreements;

•	the lessees have the right to the exclusive possession, use and quiet enjoyment of the hotels during the term of the percentage leases;

•	the lessees bear the cost of, and are responsible for, day-to-day maintenance and repair of the hotels, other than the cost of maintaining underground utilities, structural elements and capital improvements, and generally dictate how the hotels are operated, maintained, and improved;

•	the lessees bear all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the percentage leases, other than real estate and personal property taxes and property and casualty insurance premiums;

•	the lessees benefit from any savings in the costs of operating the hotels during the term of the percentage leases;

•	the lessees generally have indemnified FelCor LP and the Subsidiary Partnerships against all liabilities imposed on FelCor LP and the Subsidiary Partnerships during the term of the percentage leases by reason of (1) injury to persons or damage to property occurring at the hotels, (2) the lessees’ use, management, maintenance or repair of the hotels, (3) any environmental liability caused by acts or grossly negligent failures to act of the lessees, (4) taxes and assessments in respect of the hotels that are the obligations of the lessees, or (5) any breach of the percentage leases or of any sublease of a hotel by the lessees;

•	the lessees are obligated to pay substantial fixed rent for the period of use of the hotels;

•	the lessees stand to incur substantial losses or reap substantial gains depending on how successfully they operate the hotels;

•	FelCor LP and the Subsidiary Partnerships cannot use the hotels concurrently to provide significant services to entities unrelated to the lessees; and

•	the total contract price under the percentage leases does not substantially exceed the rental value of the hotels for the term of the percentage leases.
     Investors should be aware that there are no controlling Treasury regulations, published rulings or judicial decisions involving leases with terms substantially the same as the percentage leases that discuss whether such leases constitute true leases for federal income tax purposes. If the percentage leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that FelCor LP and the Subsidiary Partnerships receive from the lessees may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, could lose our REIT status.
     As described above, in order for the rent received by us to constitute “rents from real property,” several other requirements must be satisfied. One requirement is that the percentage rent must not be based in whole or in part on the income or profits of any person. The percentage rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:
•	are fixed at the time the percentage leases are entered into;

•	are not renegotiated during the term of the percentage leases in a manner that has the effect of basing percentage rent on income or profits; and

•	conform with normal business practice.
     More generally, the percentage rent will not qualify as “rents from real property” if, considering the percentage leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the percentage rent on income or profits. Since the percentage rent is based on fixed percentages of the gross revenues from the hotels that are established in the percentage leases, and we have represented that the percentages (1) will not be renegotiated during the terms of the percentage leases in a manner that has the effect of basing the percentage rent on income or profits and (2) conform with normal business practice, the percentage rent will not be considered based in whole or in part on the income or profits of any person. Furthermore, we have represented that, with respect to other hotel properties that we acquire in the future, we will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.
     Another requirement for qualification of the rent received by us as “rents from real property” is that we must not own, actually or constructively, 10% or more of the stock or the assets or net profits any lessee other than a TRS (a “related party tenant”). The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. We do not own any stock or assets or net profits of any non-TRS lessee directly. In addition, our charter prohibits transfers of our stock that would cause us to constructively own 10% or more of the ownership interests in a lessee. Those charter provisions will not apply to our indirect ownership of several of our lessees through our TRS because transfers of our stock will not affect our indirect ownership of such lessees, and we will not constructively own stock in such lessees as a result of attribution of stock ownership from our stockholders

(although, as noted below, rents received from the TRS generally will not be disqualified as related party rents). Thus, we should never own, actually or constructively, 10% of more of any non-TRS lessee. Furthermore, we have represented that, with respect to other hotel properties that we acquire in the future, we will not rent any property to a related party tenant. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our stock, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a lessee at some future date.
     As described above, we may own up to 100% of the stock of a TRS. Rent received by us from a TRS will qualify as “rents from real property” if the TRS engages an “eligible independent contractor” to manage and operate the hotels leased by the TRS. An “eligible independent contractor” must either be, or be related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person who is not related to us or the TRS. A “qualified lodging facility” is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. In addition, we cannot directly or indirectly derive any income from an eligible independent contractor, an eligible independent contractor cannot own 35% or more of our stock, and no more than 35% of an eligible independent contractor’s ownership interests can be owned by persons owning 35% or more of our stock, taking into account applicable constructive ownership rules. We hold ownership interests in several TRSs that lease our hotels. Each of those TRSs has engaged a third-party hotel manager to manage and operate the hotels leased by that TRS. We believe that all of the existing third-party hotel managers of hotels leased by our TRSs qualify as “eligible independent contractors,” and we anticipate that all of the third-party hotel managers that will be retained by our TRSs in the future to manage the hotels leased by the TRSs from us will qualify as “eligible independent contractors.”
     We will be subject to a 100% excise tax to the extent that the IRS successfully asserts that the rents received from our TRSs exceed an arm’s-length rate. We believe that the terms of the leases that exist between us and our TRSs were negotiated at arm’s length and are consistent with the terms of comparable leases in the hotel industry, and that the excise tax on excess rents therefore should not apply. There can be no assurance, however, that the IRS would not challenge the rents paid to us by our TRSs as being excessive, or that a court would not uphold such challenge. In that event, we could owe a tax of 100% on the amount of rents determined to be in excess of an arm’s-length rate.
     A third requirement for qualification of the rent received by us as “rents from real property” is that the rent attributable to the personal property leased in connection with the lease of a hotel must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the hotel at the beginning and at the end of such taxable year (the “15% test ratio”). With respect to each hotel, we believe either that the 15% test ratio is 15% or less or that any income attributable to excess personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the Internal Revenue Service would not challenge our calculation of the 15% test ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 95% or 75% gross income test and thus lose our REIT status.
     A fourth requirement for qualification of the rent received by us as “rents from real property” is that, other than within the 1% de minimis exception described above, we cannot furnish or render noncustomary services to the tenants of the hotels, or manage or operate the hotels, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, we may own up to 100% of the stock of a TRS, and the TRS may provide customary and noncustomary services to our tenants without tainting our rental income. Provided that the percentage leases are respected as true leases, we should satisfy that requirement, because FelCor LP and the Subsidiary Partnerships do not perform any services other than customary ones for the lessees (other than within the 1% de minimis exception or through a TRS). Furthermore, we have represented that, with respect to other hotel properties that we acquire in the future, we will not perform impermissible noncustomary services with respect to the tenant of the property.
     If a portion of the rent received by us from a hotel does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we could lose our REIT status. In addition, if the rent from a particular hotel does not qualify as “rents from real property” because either (1) the percentage rent is considered based on the income or profits of the related lessee, (2) we own, actually or constructively, 10% or more of a non-TRS lessee, or (3) we furnish noncustomary services to the tenants of the hotel, or manage or operate the hotels, other than through a qualifying independent contractor or a TRS, none of the rent from that hotel would qualify as “rents from real property.” In that case, we also could lose our REIT status because we would be unable to satisfy either the 75% or 95% gross income test.
     In addition to the rent, the lessees are required to pay to FelCor LP and the Subsidiary Partnerships certain additional charges. To the extent that such additional charges represent either (1) reimbursements of amounts that the FelCor LP and the Subsidiary Partnerships are obligated to pay to third parties or (2) penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that such charges represent interest that is accrued on the late payment of the rent or additional charges, such charges will not qualify as “rents from real property,” but instead should be treated as interest that qualifies for the 95% gross income test.
     The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.
     A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our or FelCor LP’s assets is held for sale to customers and that a sale of any such asset would not be in the ordinary course of its business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot provide assurance, however, that we can comply with such safe-harbor provisions or that we or FelCor LP will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.”
     We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of such income. However, gross income from such foreclosure property will qualify under the 75% and 95% gross income tests. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property:
•	that is acquired by a REIT as the result of such REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on an indebtedness that such property secured; and

•	for which such REIT makes a proper election to treat such property as foreclosure property.
     However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property with respect to a REIT at the end of the third taxable year following the taxable year in which the REIT acquired such property, or longer if an extension is granted by the Secretary of the Treasury. The foregoing grace period is terminated and foreclosure property ceases to be foreclosure property on the first day:
•	on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;
•	on which any construction takes place on such property, other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent; or

•	which is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.
     As a result of the rules with respect to foreclosure property, if a lessee defaults on its obligations under a percentage lease, we terminate the lessee’s leasehold interest and we are unable to find a replacement lessee for the hotel within 90 days of such foreclosure, gross income from hotel operations conducted by us from such hotel would cease to qualify for the 75% and 95% gross income tests. In such event, we likely would be unable to satisfy the 75% and 95% gross income tests and, thus, could fail to qualify as a REIT.
     From time to time, we or FelCor LP may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” is excluded from gross income for purposes of the 95% gross income test (but is nonqualifying income for the purpose of the 75% gross income test). For those taxable years, a “hedging transaction” will mean any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate or price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets. We will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.
     If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:
•	our failure to meet those tests is due to reasonable cause and not to willful neglect, and

•	following such failure for any taxable year, a schedule of the sources of our income is filed in accordance with regulations prescribed by the Secretary of the Treasury.
     We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “— Our Taxation,” even if the relief provisions apply, we would incur a 100% tax on the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, multiplied by a fraction intended to reflect our profitability.
     Asset Tests
     To maintain our qualification as a REIT, we also must satisfy the following asset tests at the close of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:
•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs; and

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.
     Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

     Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities.
     Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs.
     Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.
     For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that for purposes of the 10% value test, the term “securities” does not include:
•	“Straight debt,” defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock) holds non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:
•	a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice;
•	any loan to an individual or an estate;

•	any “section 467 rental agreement,” other than an agreement with a related party tenant;

•	any obligation to pay “rents from real property”;

•	any security issued by a state or any political subdivision thereof, the District of Columbia, a foreign government of any political subdivision thereof, or the Commonwealth of Puerto Rico, but only if the determination of any payment thereunder does not depend in whole or in part on the profits of any entity not described in this paragraph or payments on any obligation issued by an entity not described in this paragraph;

•	any security issued by a REIT;

•	any debt instrument of an entity treated as a partnership for federal income tax purposes to the extent of our interest as a partner in the partnership; or

•	any debt instrument of an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “— Requirements for Qualification-Income Tests.”
     For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to securities described in the last two bullet points above.
     If we should fail to satisfy the asset tests at the end of a calendar quarter, we would not lose our REIT status if (1) we satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets. If we did not satisfy the condition described in clause (2) of the preceding sentence, we still could avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.
     In the event that, at the end of any calendar quarter, we violate the second or third asset test described above, we will not lose our REIT status if (1) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (2) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we discovered the failure of the asset test. In the event of a more than de minimis failure of any of the asset tests at the end of any calendar quarter, as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT status if we (1) dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we discovered the failure of the asset test, (2) pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests and (3) file a schedule with a description of each asset in accordance with regulations.
     Distribution Requirements
     Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:
•	the sum of (1) 90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and (2) 90% of our after-tax net income, if any, from foreclosure property; minus

•	the sum of certain items of non-cash income.
     We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for such year, pay the distribution on or before the first regular dividend payment date after such declaration and we elect on our federal income tax return for the prior year to have a specified amount of the subsequent dividend treated as if paid in the prior year.
     We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following such calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:
•	85% of our REIT ordinary income for such year;

•	95% of our REIT capital gain income for such year; and

•	any undistributed taxable income from prior periods,
we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements.
     It is possible that, from time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional preferred or common stock.
     Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction we take for deficiency dividends.

     Recordkeeping Requirements
     We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding stock. We have complied, and we intend to continue to comply, with such requirements.
      Failure to Qualify
     If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”
     If we failed to qualify as a REIT in any taxable year for which the statute of limitations remains open, and no relief provision applied, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we failed to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in such year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable as dividend income. Subject to certain limitations of the federal income tax laws, corporate stockholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.
Taxation of Taxable U.S. Stockholders
     As long as we qualify as a REIT, a taxable “U.S. stockholder” must take into account as ordinary income distributions made out of our current or accumulated earnings and profits and that we do not designate as capital gain dividends or retained long-term capital gain. A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. As used herein, the term “U.S. stockholder” means a holder of common stock that for U.S. federal income tax purposes is:
•	a citizen or resident of the United States;

•	a corporation, partnership, or other entity created or organized in or under the laws of the United States or of a political subdivision thereof;

•	an estate whose income from sources without the United States is includible in gross income for U.S. federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States; or

•	any trust with respect to which (1) a U.S. court is able to exercise primary supervision over the administration of such trust and (2) one or more U.S. persons have the authority to control all substantial decisions of the trust.
     Dividends paid to a U.S. stockholder generally will not qualify for the 15% tax rate for “qualified dividend income.” Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to most U.S. noncorporate shareholders. Because we generally are not subject to federal income tax on the portion of our REIT taxable income distributed to our stockholders, our dividends generally will not be eligible for the 15% rate on qualified dividend income. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 35%. However, the 15% tax rate for qualified dividend income will apply to our ordinary REIT dividends, if any, that are (1) attributable to dividends received by us from non-REIT corporations, such as our TRSs, and (2) attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our shares for more than 60 days during the 120-day period beginning on the date that is 60 days before the date on which our shares become ex-dividend.

     A U.S. stockholder generally will recognize distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. stockholder has held our common stock. We generally will designate our capital gain dividends as either 15% or 25% rate distributions. A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.
     We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.
     A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of the U.S. stockholder’s common stock. Instead, such distribution will reduce the adjusted basis of such common stock. A U.S. stockholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in its common stock as long-term capital gain, or short-term capital gain if the common stock has been held for one year or less, assuming the common stock is a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.
     Stockholders may not include in their individual income tax returns any net operating losses or capital losses of us. Instead, such losses would be carried over by us for potential offset against our future income generally. Taxable distributions from us and gain from the disposition of the common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.
      Taxation of U.S. Stockholders on the Disposition of the Common Stock
     In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of the common stock as long-term capital gain or loss if the U.S. stockholder has held the common stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and other distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of the common stock may be disallowed if the U.S. stockholder purchases other shares of common stock within 30 days before or after the disposition.
     Capital Gains and Losses
     A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is currently 35%. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 15% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate stockholders at a 15% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.
      Information Reporting Requirements and Backup Withholding
     We will report to our stockholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 28% with respect to distributions unless such holder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholder who fails to certify their non-foreign status to us.
     Taxation of Tax-Exempt Stockholders
     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of the common stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our stock is required to treat a percentage of the dividends that it receives from us as unrelated business taxable income. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our stock only if:
•	the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust; and

•	either (1) one pension trust owns more than 25% of the value of our stock or (2) a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.
Taxation of Non-U.S. Stockholders
     The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders (collectively, “non-U.S. stockholders”) are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of the common stock, including any reporting requirements.
     A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions and also may be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a non-U.S. corporation. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless either:
•	a lower treaty rate applies and the non-U.S. stockholder files IRS Form W-8BEN (or successor form) evidencing eligibility for that reduced rate with us; or

•	the non-U.S. stockholder files an IRS Form W-8ECI (or successor form) with us claiming that the distribution is effectively connected income.
     A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of our common stock. Instead, such a distribution will reduce the adjusted basis of such common stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of our common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of our common stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.
     We must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.
     For any year in which we qualify as a REIT, a non-U.S. stockholder will incur tax on distributions that are attributable to gain from our sale or exchange of “U.S. real property interests” under special provisions of the federal income tax laws (“FIRPTA”). The term “U.S. real property interests” includes certain interests in real property and stock in corporations at least 50% of whose assets consists of interests in real property. Capital gain distributions that are attributable to our sale of real property are not subject to FIRPTA and, therefore, are treated as ordinary dividends rather than as gain from the sale of a United States real property interest, as long as the non-U.S. stockholder did not own more than 5% of the class of our stock on which the distributions are made during the taxable year. As a result, such non-U.S. stockholders generally are subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold.
     A non-U.S. stockholder generally will not incur tax under FIRPTA on gain from the sale of our stock as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our stock. We cannot assure you that this test will be met. However, a non-U.S. stockholder that owned, actually or constructively, 5% or less of the common stock at all times during a specified testing period will not incur tax under FIRPTA on gain from the sale of our stock if the common stock is “regularly traded” on an established securities market. If the gain on the sale of the common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed in the same manner as U.S. stockholders with respect to such gain, subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. Furthermore, a non-U.S. stockholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his capital gains.

State and Local Taxes
     We and/or you may be subject to state and local tax in various states and localities, including those states and localities in which we or you transact business, own property or reside. The state and local tax treatment in those jurisdictions may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws upon an investment in our common stock.
USE OF PROCEEDS
     The selling stockholders will receive all of the proceeds from the sale of shares offered by this prospectus. We will not receive any proceeds from the sale of such shares. We will bear all expenses incident to the registration of the shares of our common stock under the Federal and state securities laws, other than expenses incident to the delivery of the shares to be sold by the selling stockholders. Any transfer taxes payable on these shares and any commissions and discounts payable to underwriters, agents, or brokers-dealers will be paid by the selling stockholders.
SELLING STOCKHOLDERS
     The following table sets forth the name of the selling stockholders and (i) the number of shares of common stock beneficially owned by each selling stockholder, (ii) the maximum number of shares of common stock that may be offered by this prospectus for the account of that selling stockholder, and (iii) the amount and percentage of common stock that would be owned by that selling stockholder after completion of the offering, assuming the sale of all of the common stock that may be offered by this prospectus. Except as otherwise set forth in this prospectus, the selling stockholders have not, within the past three years, had any position, office or other material relationship with us.

				% of All
				Outstanding Common
	Shares Owned Prior	Shares Which May Be		Stock After
Name of	to	Sold	Shares Owned After	Offering
Selling Stockholder	Offering(1)	Hereunder(2)	Offering	(3)

RGC, Inc.	935,050	674,391	260,659 (4)	0.4%

RGC Leasing, Inc.	208,333	208,333	0	0.0%
Ann Mathewson Retained Annuity Trust (5)	81,505	81,505	0	0.0%

John B. Urbahns	81,186	81,186	0	0.0%

(1)	Beneficial ownership as of December 4, 2006, based upon information provided by the selling stockholder.

(2)	Assumes sale of all shares of common stock registered pursuant to this prospectus, although the selling stockholder is under no obligation known to us to sell any shares of common stock at this time.

(3)	Based upon 62,027,183 shares of common stock outstanding on December 4, 2006. The shares issuable under instruments to purchase our common stock that are currently exercisable within 60 days of December 4, 2006, are treated as outstanding for purposes of computing the percentage ownership of the person holding these instruments, but are not treated as outstanding for purposes of computing the percentage ownership of any other person.

(4)	These 260,659 shares have been previously registered for resale under a prior registration statement (File No. 333-004749), as discussed further below.

(5)	The Ann Mathewson Retained Annuity Trust is a trust established by Ann Mathewson. Ms. Mathewson is married to Charles Mathewson, one of our former directors, and their adult son, Robert A. Mathewson, is one of our current directors.

     The Ann Mathewson Retained Annuity Trust and RGC Leasing, Inc. may be deemed to be affiliates of RGC, Inc. In a prior registration statement (File No. 333-004749), RGC, Inc and Affiliates collectively owned an aggregate of 1,330,574 shares of our common stock issuable upon redemption of units of limited partner interests in FelCor LP (“Units”), of which 586,678 shares were offered for resale under the prospectus constituting a part of that prior registration statement. The remaining 743,896 shares of our common stock issuable upon redemption of Units were not included in that registration statement. Of those 743,896 Units, 556,446 Units remain outstanding and are held by RGC, Inc., 105,945 Units were redeemed for shares of our common stock and are held by RGC, Inc., and 81,505 Units were transferred to the Ann Mathewson Retained Annuity Trust that were redeemed for shares of our common stock and are held by the Ann Mathewson Retained Annuity Trust. In addition, RGC, Inc. holds 12,000 shares of our common stock that it acquired other than pursuant to the redemption of Units. This registration statement is filed to register the resale of all such shares of common stock and the shares issuable upon redemption of the Units held by RGC, Inc. that were not otherwise registered under the prior registration statement.
     In addition, following the date of the prior registration statement, RGC Leasing, Inc. received 208,333 Units and John B. Urbahns, who is not an affiliate of RGC, Inc., received 81,186 Units in unrelated transactions under which RGC Leasing, Inc. and Mr. Urbahns contributed assets to FelCor LP. This registration statement is also filed to register the resale of the shares issuable upon redemption of the Units held by RGC Leasing, Inc. and John B. Urbahns. As a result, the total number of shares registered for resale by RGC, Inc. and Affiliates is now 1,224,888 shares, or 2.0% of the total outstanding shares of FelCor as of December 4, 2006. Robert A. Mathewson, one of our directors, is the President of RGC, Inc. and RGC Leasing, Inc.
PLAN OF DISTRIBUTION
Distribution by Selling Stockholders
     We are registering the shares of our common stock covered by this prospectus for the selling stockholders. As used in this prospectus, “selling stockholder” includes the donees, transferees or others who may later hold the selling stockholder’s interests. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may, from time to time, sell all or a portion of their shares of common stock on the NYSE or on any national securities exchange or automated inter-dealer quotation system on which our common stock may then be listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the current market price or at negotiated prices. One or more underwriters, on a firm commitment or best efforts basis, may sell the shares of common stock directly or through brokers or dealers or in a distribution. The methods by which the shares of common stock may be sold include:
•	a block trade (which may involve crosses) in which the broker or dealer engaged will attempt to sell the shares of common stock as agent, but may position and resell a portion of the block, as principal, to facilitate the transaction;

•	purchases by a broker or dealer, as principal, and resales by such broker or dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers or through marketmakers;

•	transactions in put or call options or other rights (whether exchange-listed or otherwise) established after the effectiveness of the registration statement of which this prospectus is a part, and

•	privately negotiated transactions.
     In addition, any of the shares of common stock that qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 may be sold in transactions complying with that Rule, rather than pursuant to this prospectus.
     For sales to or through broker-dealers, these broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchaser of the shares, or both. We have advised the selling stockholders that the anti-manipulative provisions of Regulation M under the Securities Exchange Act of 1934 may apply to their sales in the market and have informed them that they must deliver copies of this prospectus. We are not aware, as of the date of this prospectus, of any agreements between any of the selling stockholders and any broker-dealers with respect to the sale of the shares of common stock covered by this prospectus.

     The selling stockholders and any broker-dealers or agents participating in the distribution of our securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commissions received by any broker-dealer or agent and profit on any resale of shares of common stock may be deemed to be underwriting commissions under the Securities Act of 1933. The commissions received by a broker-dealer or agent may be in excess of customary compensation. If a selling stockholder is deemed to be an “underwriter,” the selling stockholder may have liability for the accuracy of the contents of this prospectus under the Securities Act of 1933.
     At a time a particular offer of shares is made by a selling stockholder, a prospectus supplement, if required, will be distributed that will set forth the names of any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from the selling stockholders and any other required information.
     In connection with distributions of the selling stockholders’ shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or others prior to or after the effective time of the arrangement. These broker-dealers may engage in short sales of shares or other transactions in the course of hedging the positions assumed by them or otherwise. The selling stockholders may also:
•	sell shares short and redeliver shares to close out short positions;

•	enter into option or other transactions with broker-dealers or others that may involve the delivery to those persons the shares, and broker-dealers may resell those shares pursuant to this prospectus; and

•	pledge the shares to a broker-dealer or others and, upon a default, these persons may effect sales of the shares pursuant to this prospectus.
     We have advised the selling stockholders that open positions in shares of common stock covered by this prospectus prior to the registration statement, of which this prospectus is a part, being declared effective by the Securities and Exchange Commission may constitute a violation of Section 5 of the Securities Act of 1933.
     In order to comply with securities laws of certain states, if applicable, the shares of our common stock may be sold only through registered or licensed brokers-dealers.
     The selling stockholders will be subject to applicable provisions of the Exchange Act and its rules and regulations, including Rule 102 under Regulation M. These provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. Rule 102 under Regulation M provides, with certain exceptions, that it is unlawful for a selling stockholder or its affiliated purchaser to, directly or indirectly, bid for or purchase, or attempt to induce any person to bid for or purchase, for an account in which the selling stockholder or affiliated purchaser has a beneficial interest in any securities that are the subject of the distribution during the applicable restricted period under Regulation M. All of the foregoing may affect the marketability of our common stock.
     A portion of the shares offered pursuant to this prospectus consist of common stock to be issued to the selling stockholders upon redemption by FelCor LP of units previously issued to such persons in private transactions exempt from the registration requirements of the Securities Act of 1933. We will acquire each FelCor LP unit redeemed by us in exchange for a share of common stock and, consequently, our interest in the FelCor LP will increase.
     Pursuant to the terms of registration rights agreements entered into by and among us and the selling stockholders, the selling stockholders will pay their costs and expenses of selling the shares offered by this prospectus, including commissions and discounts of underwriters, brokers, dealers or agents, and we have agreed to pay the costs and expenses incident to the registration and qualification of the shares offered by this prospectus, including applicable filing fees, legal and accounting fees and expenses. In addition, we have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities arising under the Securities Act of 1933.
     We will receive none of the proceeds from the sale of the shares of common stock by the selling stockholders.
          The selling stockholders may elect to sell all, a portion or none of the shares offered by this prospectus.
LEGAL MATTERS
     The validity of the securities offered by this prospectus will be passed upon for us by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas. In addition, the description of federal income tax consequences contained in the prospectus under the caption “Federal Income Tax Consequences of Our Status as a REIT” is based upon an opinion of Hunton & Williams LLP, Richmond, Virginia.
EXPERTS
     The financial statements and the financial statement schedule incorporated in this Prospectus by reference to FelCor Lodging Trust Incorporated’s Current Report on Form 8-K dated December 5, 2006 and management’s assessment of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K of FelCor Lodging Trust Incorporated for the year ended December 31, 2005, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus in connection with the offer made hereby and, if given or made, such information or representations must not be relied upon as having been authorized by us or the selling stockholder. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstance, create any implication that there has been no change in the facts set forth in this prospectus or in our affairs since the date of this prospectus. This prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

Forward-Looking Statements	1
Where you Can Find More Information	1
Our Company	3
Risk Factors	6
Description of Capital Stock	15
Certain Charter and Bylaw Provisions	24
Federal Income Tax Consequences of Our Status as a REIT	29
Use of Proceeds	44
Selling Stockholders	44
Plan of Distribution	45
Legal Matters	46
Experts	47
1,045,415 Shares
Common Stock
PROSPECTUS
FELCOR LODGING TRUST
INCORPORATED